ACREAGE HOLDINGS, INC.

ANNUAL INFORMATION FORM

For the fiscal year ended August 31, 2018

FEBRUARY 14, 2019

1

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form” or “AIF”), unless otherwise noted or the context indicates otherwise, the “Company”, “we”, “us” and “our” refer to Acreage Holdings, Inc. and its direct and indirect subsidiaries and references to “Applied Inventions” refer to the Company prior to completion of the Transaction (as defined herein).

This AIF applies to the business activities and operations of the Company for the year ended August 31, 2018, as updated to February 14, 2019 to reflect completion of the Transaction on November 14, 2018. Unless otherwise indicated, the information in this AIF is given as of the date hereof.

Unless otherwise indicated, all references to “$” or “US$” in this AIF refer to United States dollars and all references to “C$” in this AIF refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the Transaction; expectations for the potential benefits of the Transaction; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Information Form, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of the Company’s founder and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in this AIF below and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Certain of the forward-looking statements and other information contained herein concerning the cannabis industry and its medical and adult-use markets and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors. Certain of the industry data presented herein has been derived from reports paid for by the Company and prepared by The Arcview Group, a cannabis industry investment and research company.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on July 12, 1989 as “Applied Inventions Management Inc.”. On June 13, 1990, Applied Inventions completed its initial public offering pursuant to a prospectus and became a reporting issuer in the Province of Ontario. On August 29, 2014, Applied Inventions changed its name to “Applied Inventions Management Corp.”.

Subsequent to its most recently completed financial year, on November 9, 2018, in connection with the Transaction, Applied Inventions continued into British Columbia, changed its name to “Acreage Holdings, Inc.” and adopted Articles under the British Columbia Business Corporations Act (the “BCBCA”) which effected the amendment of its Articles of Incorporation under the OBCA to change the terms of its authorized share capital. See “General Development of the Business – The Transaction - Reorganization of Applied Inventions”.

On November 14, 2018, the Company completed the Transaction and received approval from the Canadian Securities Exchange (the “CSE”) to list the Subordinate Voting Shares (as defined herein) on the CSE. The Subordinate Voting Shares commenced trading on the CSE under the symbol “ACRG.U” on November 15, 2018. See “General Development of the Business – The Transaction”.

The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia and the head office is located at 366 Madison Avenue, New York, New York 10017. The Company’s telephone number is (646) 600-9181. The Company’s business website is www.acreageholdings.com and its investor relations website is http://investors.acreageholdings.com.

Intercorporate Relationships

The following chart illustrates the Company’s corporate structure including details of the jurisdiction of formation of each subsidiary as of the date of the AIF, reflecting the completion of the Transaction and the Roll-Up (as defined herein). High Street Capital Partners, LLC (“High Street”) owns or provides management services to state-licensed medical and adult-use cannabis businesses in California, Connecticut, Illinois, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, Ohio, Oregon, Pennsylvania, Iowa, North Dakota, Florida, Oklahoma, Michigan and New York.

Unless otherwise noted, all lines represent 100% ownership of outstanding securities of the applicable subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Applied Inventions

Applied Inventions was initially formed in order to identify, develop and market innovative products and inventions, including the SAVE swimming pool intrusion alarm, a swimming pool alarm device. Since 2011, Applied Inventions was focused on identifying a business or asset acquisition and had no active business operations leading up to completion of the Transaction.

Following the most recently completed financial year ended August 31, 2018 and the completion of the Transaction, the Company has continued the business of High Street.

General Development of High Street

Kevin Murphy, the Chief Executive Officer of the Company, began investing in the cannabis space in 2011 with minority investments in dispensaries located in medical-use states on the east coast of the United States. High Street was founded by Mr. Murphy in April 2014 to invest in the burgeoning U.S. regulated cannabis market and, until April 2018, was an investment holding company and engaged in the business of investing in cannabis companies. As part of the formation of High Street in 2014, Mr. Murphy contributed his cannabis related investment portfolio valued at approximately $14 million to High Street in exchange for 20 million Class B membership units of High Street.

Since its formation, High Street has invested in geographically diverse licensed entities that operate in both the adult-use and medical-use authorized U.S. states. The companies in which High Street has a direct or indirect ownership interest (collectively, the “Subsidiaries”) focus on all aspects of the state-regulated cannabis industry. As a result of its experience investing in the industry, and, in many cases, active involvement with the Subsidiaries, High Street’s management gained significant experience in cultivation, processing and dispensing of cannabis and cannabis infused products.

From inception until High Street began the Roll-Up, the principal business activity of High Street was to provide debt and equity capital to existing cannabis license holders, cannabis license applicants and related management companies which are party to financing and consulting services agreements with High Street-owned entities in states throughout the U.S. where medical and/or adult-use of cannabis is legal. Such investments included straight debt securities (secured or unsecured), convertible debt instruments and/or common or preferred equity securities issued by the Subsidiaries. As an investor in these Subsidiaries, High Street was generally entitled to hold board seats and played an advisory role in the management and operations of such Subsidiaries, which afforded High Street the opportunity to build its institutional knowledge in the cannabis space. Additionally, being an investor in the Subsidiaries provided High Street with the ability to develop a vertically-integrated U.S. cannabis market participant with one of the largest footprints in the industry.

High Street is a Delaware limited liability company, or LLC, rather than a corporation. Unlike a corporation, generally all profits and losses of the business carried on by an LLC “pass through” to each member of the LLC. LLC members report their respective shares of such profits and losses on their U.S. federal tax returns.

Roll-Up Transactions

Beginning in April 2018, High Street focused its business strategy on acquiring control over the Subsidiaries in which it had an existing investment (collectively, the “Roll-Up Transactions” or the “Roll-Up”). In order to effect the Roll-Up Transactions, High Street entered into a membership interest purchase and contribution agreement (each, a “MIPC Agreement”) with the then-owners of equity interests of each of the applicable Subsidiaries (in each case, a “Subsidiary Seller”), pursuant to which High Street agreed to purchase, and each Subsidiary Seller agreed to sell, the equity interest in the applicable Subsidiary held by such Subsidiary Seller (in each case, the “Interest”).

In October 2018, the Company substantially completed the Roll-Up Transactions. As consideration for the purchase of the Interests of the Subsidiary Sellers, High Street paid an aggregate of $39,870,093, and issued an aggregate of $13,640,695 in seller’s notes and 13,778,810 Class D membership units of High Street, for total consideration of $138,939,410. Following the Roll-Up and the Company’s other acquisitions, the Company, through its Subsidiaries and exclusively managed services agreements, holds 68 licenses to operate dispensaries and 29 licenses to grow and process cannabis, and owns or operates cannabis businesses in 17 states across the U.S., including California, Connecticut, Illinois, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, Ohio, Oregon, Pennsylvania, Iowa, North Dakota, Florida, Oklahoma, Michigan and New York.

Each of the Subsidiaries are in various stages of development and operations, ranging from having only recently obtained a newly issued state cannabis license or to being fully operational. High Street plans to continue its expansion, with active efforts underway to acquire new and existing licenses in other U.S. states. In certain states, licenses are required to be held by non-profit entities. In those states, High Street has entered into management agreements with such entities, under which High Street has the right to control the operations of such entities and earns fees in exchange for managing such enterprises.

The Transaction

On September 21, 2018, Applied Inventions, High Street, Acreage Finco B.C. Ltd. (“Finco”), HSCP Merger Corp. (“MergerSub”), Acreage Holdings America, Inc. (“USCo”) and Acreage Holdings WC, Inc. (“USCo2”) entered into a Business Combination Agreement (the “Definitive Agreement”) pursuant to which, among other things, High Street completed a reverse takeover of Applied Inventions (the “Transaction”). The Transaction was structured as a series of transactions, including a Canadian three-cornered amalgamation and a series of U.S. reorganization steps.

Reorganization of Applied Inventions

Under the Definitive Agreement, Applied Inventions agreed to take all necessary steps to complete a corporate reorganization. Pursuant to a resolution adopted by Applied Inventions’ shareholders at a meeting held on November 6, 2018, Applied Inventions: (i) continued from Ontario to British Columbia (the “Continuance”); (ii) changed its name to “Acreage Holdings, Inc.”, (iii) adopted Articles under the BCBCA which amended its Articles of Incorporation under the OBCA to: (A) subdivide its class B multiple voting shares on the basis of 1.5 post-subdivision class B multiple voting share for each one class B multiple voting share (the “Subdivision”); (B) consolidate its Class A subordinate voting shares and its post-Subdivision Class B multiple voting shares on the basis of one post-consolidation Class A subordinate voting share for each 350 Class A subordinate voting shares, and one post-consolidation Class B multiple voting share for each 350 post-Subdivision Class B multiple voting shares (the “Consolidation”); (C) amend the terms of the post-Consolidation Class A subordinate voting shares of the Company such that they now have the special rights and restrictions described under “Capital Structure” and were renamed “Subordinate Voting Shares”; (D) create a new class of shares consisting of an unlimited number of “Proportionate Voting Shares” (the “Proportionate Voting Shares”); having the special rights and restrictions described under “Capital Structure”; (E) create a new class of shares consisting of an unlimited number of “Multiple Voting Shares” (the “Multiple Voting Shares”) having the special rights and restrictions described under “Capital Structure”; and (F) amend the terms of the post-Consolidation, post-Subdivision Class B multiple voting shares of the Company such that they have the same special rights and restrictions as the Subordinate Voting Shares.

Finco Financing

On November 13, 2018, as part of the Transaction, Finco completed a private placement offering of 12,566,144 subscription receipts of Finco (“Subscription Receipts”) at a price of US$25.00 per Subscription Receipt for gross proceeds of US$314,153,600 (the “Offering”). The Offering was comprised of a brokered offering of 8,388,000 Subscription Receipts (the “Brokered Offering”) for gross proceeds of US$209,700,000, which was led by Canaccord Genuity Corp. (the “Lead Agent”), as lead agent and sole bookrunner, and included Beacon Securities Limited, Cormark Securities Inc., Eight Capital and Haywood Securities Inc. (collectively, the “Agents”), and a non-brokered offering of 4,178,144 Subscription Receipts (the “Non-Brokered Offering”) for gross proceeds of US$104,453,600. The Subscription Receipts were converted into common shares of Finco upon satisfaction of the escrow release conditions set out in the agency agreement entered into among the Agents, Finco, High Street and the Company (the “Agency Agreement”).

In connection with the Offering, High Street paid a cash fee to the Agents equal to 6.0% of the gross proceeds of the Brokered Offering in accordance with the terms and conditions of the Agency Agreement (such cash fee was reduced to 2.5% in respect of sales to subscribers on the president’s list) and a financial advisory fee in the amount of US$3,000,000 in connection with the Non-Brokered Offering. As additional consideration, the Agents were granted compensation options (“Compensation Options”) entitling the Agents to subscribe for that number of common shares of Finco as was equal to 2.0% of the number of Subscription Receipts issued under the Brokered Offering (such number of Compensation Options was reduced to 1.5% in respect of sales to subscribers on the president’s list). Each Compensation Option is exercisable for one Subordinate Voting Share (subject to any necessary adjustments) at US$25.00 for a period of 24 months.

Contributions to USCo and USCo2

Pursuant to the Definitive Agreement, High Street used its reasonable commercial efforts to cause the following to take place:

1.	all outstanding senior secured convertible notes of High Street were converted, pursuant to their terms, into Class A membership units of High Street;

2.

other than Mr. Murphy, certain executive employees, holders of profit interests and certain residents of California, all members of High Street (“High Street Members”) contributed their units in the capital of High Street (“Units”) to USCo in exchange for voting common shares of USCo. High Street Members which reside outside the U.S. received Class A common shares of USCo, while High Street Members which reside within the U.S. received Class B common shares of USCo;

3.	High Street Members who were residents of California for California state income tax purposes, contributed their Units to USCo2 in exchange for non-voting shares of USCo2; and

4.	Mr. Murphy contributed a portion of his Units to USCo in exchange for Class C voting common shares of USCo, and otherwise continued to hold his remaining Units.

The Amalgamation

Pursuant to the Definitive Agreement, after completion of the Offering, Applied Inventions, MergerSub and Finco completed a three-cornered amalgamation pursuant to Section 269 of the BCBCA under which Finco shareholders (including former holders of Subscription Receipts) received one Subordinate Voting Share in exchange for each Subscription Receipt, and Finco and MergerSub amalgamated (the resulting company, “Amalco”). Amalco was then dissolved and liquidated, pursuant to which all of the assets of Amalco were distributed to the Company.

Reverse Takeover

On November 14, 2018 after completion of the Amalgamation, High Street completed a “reverse takeover” of the Company on the following basis:

1.

holders of USCo common shares contributed their USCo common shares to the Company in exchange for Subordinate Voting Shares, Proportionate Voting Shares and, together with a subscription for cash by Mr. Murphy, Multiple Voting Shares. Holders of Class A common shares of USCo (being non-U.S. Holders) received Subordinate Voting Shares, holders of Class B common shares of USCo (being U.S. Holders) received Proportionate Voting Shares, and Mr. Murphy received Multiple Voting Shares;

2.	through USCo and USCo2, the Company contributed the proceeds of the Offering to High Street upon completion of the Transaction; and

3.	all outstanding warrants of High Street were converted, pursuant to their terms, to permit the holders thereof to acquire one Subordinate Voting Share upon exercise thereof.

CSE Listing

The Subordinate Voting Shares began trading on the CSE on November 15, 2018 under the symbol “ACRG.U”.

Company’s Structure Following Completion of the Transaction

As a result of the Transaction, the Company acquired approximately 71% of the equity of High Street, with Mr. Murphy and certain executive employees and profit interests holders retaining a 27% equity interest. The Company acquired all of the issued and outstanding shares of USCo, which has the sole right to manage High Street under the A&R LLC Agreement (as defined herein). The Company’s structure following completion the Transaction is commonly referred to as an “Up-C” structure. The Up-C structure allows the High Street Members to continue to realize tax benefits associated with owning interests in an entity, such as High Street, that is treated as a partnership, or “pass-through” entity, for U.S. income tax purposes following the Transaction. One of these benefits is that future taxable income of High Street that is allocated to the High Street Members will be taxed in the United States on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the High Street Members may redeem their Units for Subordinate Voting Shares or, at the Company’s option, for cash, the Up-C structure also provides the High Street Members with potential liquidity that holders of non-publicly-traded limited liability companies are not typically afforded.

Following completion of the Transaction, Units retained by Mr. Murphy, certain executive employees and profit interests holders, carry redemption and exchange rights allowing, subject to contractual restrictions, the holder thereof to exchange their Units for newly-issued Subordinate Voting Shares on a one-to-one basis. Instead of issuing Subordinate Voting Shares upon exchange of the Units, the Company may at its option make a cash payment equal to the volume weighted average market price of one Subordinate Voting Share for each Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the A&R LLC Agreement. The Company’s decision whether to make a cash payment or issue Subordinate Voting Shares upon a High Street Member’s exchange of Units will be made by the Company’s independent (within the meaning of applicable securities laws) directors who are disinterested. The Company, USCo and High Street entered into a support agreement related to the above redemption and exchange rights (the “Acreage Support Agreement”).

Description of Capital of USCo

The authorized share capital (together, the “USCo Shares”) of USCo consists of (i) 100,000,000 shares of Class A voting common stock, (ii) 100,000,000 shares of Class B voting common stock, and (iii) 100,000,000 shares of Class C voting common stock.

Holders of USCo Shares are entitled to receive notice of, attend and vote at meetings of the securityholders of USCo, and vote together as a single class. Each USCo Share entitles the holder thereof to one vote on all matters upon which holders of USCo Shares are entitled to vote.

Following completion of the Transaction, Mr. Murphy and certain executive employees retained their interest in High Street and entered into a tax receivable agreement with USCo, High Street and certain of the High Street Members (the “Tax Receivable Agreement”). USCo is the sole manager of High Street and has the exclusive right, power and authority to manage, control, administer and operate the business and affairs, and to make decisions regarding the undertaking and business, of High Street in accordance with the third amended and restated limited liability company agreement of High Street dated November 14, 2018 (the “A&R LLC Agreement”), which became effective as of the completion of the Transaction. As a result of completion of the Transaction, all outstanding USCo Shares are held by the Company.

A&R LLC Agreement

The following is a summary of the material provisions of the A&R LLC Agreement, which governs High Street.

Establishment and Management

High Street will have perpetual existence and will continue as a limited liability company until and unless High Street is terminated or dissolved in accordance with the A&R LLC Agreement and the Delaware Limited Liability Company Act (the “DLLCA”).

The principal purpose and business of High Street is to engage in any lawful act or activity for which a limited liability company may be organized under the DLLCA and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of High Street, including operating in the legal cannabis sector, which includes making and holding investments in equity and debt securities of cannabis related businesses, and operating cultivation, processing and dispensing activities with respect to cannabis products.

USCo is the sole manager of High Street and will manage all of High Street’s operations and activities in accordance with the A&R LLC Agreement.

Subject to the terms of the A&R LLC Agreement and the DLLCA, USCo has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of High Street. Among other things, USCo is empowered to negotiate, execute and perform all agreements, conveyances or other instruments on behalf of High Street, and to mortgage, charge or otherwise create a security interest over any or all of the property of High Street or its subsidiaries, and to sell property subject to such a security interest.

The A&R LLC Agreement provides that, where USCo is permitted or required to take any action or to make a decision in its “sole discretion”, “discretion”, with “complete discretion” or any other grant of similar authority and latitude under the A&R LLC Agreement in managing High Street’s operations and activities, USCo shall be entitled to consider only such interests and factors as it desires, including its own interests and shall, to the fullest extent permitted by the DLLCA, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, High Street or the other High Street Members.

Despite the foregoing, USCo will only be able to take certain types of actions (as set forth in the A&R LLC Agreement) if the same are approved, consented to or directed by a majority of the High Street Members.

Distributions

Subject to the provisions set forth in the A&R LLC Agreement, USCo: (i) may cause distributions to be made by High Street to holders of Units out “distributable cash” or other funds or property legally available, to the extent permitted by the DLLCA and applicable law, pro rata to each High Street Member’s proportionate ownership interest in High Street in such amounts and terms as USCo determines; and (ii) must, to the extent distributable cash is available, distribute cash in an amount equal to the excess of each High Street Member’s “assumed tax liability” (as defined in the A&R LLC Agreement) over distributions previously made to such High Street Member with respect to each such taxable period, not less than five business days prior to the date a U.S. federal income tax return is due for an individual calendar year taxpayer.

“Distributable cash” is defined in the A&R LLC Agreement as the amount of cash and cash equivalents held by High Street, less such cash reserves which USCo as manager determines are necessary to pay High Street’s expenses, taking into account High Street’s anticipated revenues.

In no case will High Street be required to make a distribution if such distribution would render High Street insolvent or violate the DLLCA or any other applicable law.

Capital

The capital of High Street consists of two classes of Units: Common Units and Class C-1 Units. The interests of USCo and USCo2 is represented by Common Units with the number of issued and outstanding Common Units equal to the number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding. The Common Units held by USCo and USCo2 do not entitle USCo or USCo2 to any exchange or redemption rights. The interests of other High Street Members are represented by Common Units, pursuant to which all such other members are entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement. The A&R LLC Agreement also authorizes the issuance of Class C-1 Units to persons who provide services for or on behalf of High Street or any of its Subsidiaries, and entitle the holder to certain rights and privileges, including the right to convert such Class C-1 Units to Common Units, subject to certain restrictions, qualifications and limitations provided in the A&R LLC Agreement.

When the Company issues Subordinate Voting Shares for cash, it may contribute all or a portion of the net proceeds to USCo in exchange for additional USCo Shares. Upon receipt of any such net proceeds from the Company, USCo will generally contribute such net proceeds to High Street as a capital contribution on account of its Common Units. In the event that a new class of shares in the capital of the Company is created, USCo may create a corresponding new class of High Street units that has distribution rights which correspond to such new class of shares and will cause High Street to issue new units of such class to USCo. The Company may contribute all or a portion of the net proceeds from the issuance of any such shares to USCo and USCo, upon receipt of such proceeds, will generally contribute such net proceeds to High Street in exchange for such High Street units.

If the Company proposes to redeem, repurchase or otherwise acquire any Subordinate Voting Shares for cash, the A&R LLC Agreement requires that USCo must cause High Street to redeem a corresponding number of Common Units held by USCo at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company, and immediately prior to such redemption, repurchase or acquisition by the Company, but immediately following the redemption by High Street, to redeem a corresponding number of USCo Shares held by the Company at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company.

In the event that any change is effected in the share capital of the Company, High Street shall undertake all actions requested by USCo, including a reclassification, distribution, division or recapitalization of the Common Units to maintain at all times the same ratios between the number of Subordinate Voting Shares, the number of USCo Shares and USCo2 shares, and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Subordinate Voting Shares and Common Units.

A holder of Common Units other than USCo and USCo2 has the right to cause High Street to redeem its Common Units. If such a holder of Common Units exercises its redemption right, High Street will repurchase for cancellation each such Common Unit submitted for redemption in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Common Unit, as determined by USCo; provided that USCo shall have the right to complete such exchange directly with the redeeming holder or may assign to the Company its rights and obligations to effect an exchange directly with the redeeming holder.

Any holder that causes High Street to redeem its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of Section 1446 of the Internal Revenue Code of 1986 (the “Code”), including the requirement that such holder provide to High Street a properly completed IRS Form W-9 or satisfy another exception as permitted within Code Section 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the Subordinate Voting Shares or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.

Except as described above, the A&R LLC Agreement authorizes USCo to cause High Street to issue additional Common Units and securities convertible or exchangeable into Common Units on any terms and conditions of offering and sale as USCo in its discretion may determine, including with respect to acquisitions by High Street of additional assets or equity interests in corporations, partnerships, limited liability companies and other entities and with respect to executive compensation. Unless otherwise determined by USCo, no person or entity shall have pre-emptive, preferential or any other similar right with respect to the issuances of any interest in High Street.

Except as permitted by the A&R LLC Agreement, no holder of Common Units may transfer any interest in such Common Units. The A&R LLC Agreement permits a transfer of Common Units pursuant to (i) the prior written approval of USCo, (ii) the exercise of exchange or redemption rights by any holder of Common Units, or (iii) certain other limited circumstances. Prior to transferring any Common Units, the transferring holder of Common Units must cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Common Units in violation of any provision of the A&R LLC Agreement shall be void and High Street shall not record such transfer on its books or treat any purported transferee as the owner of such Common Units for any purpose.

Following the issuance of the Common Units to the High Street Members pursuant to the Transaction, High Street Members are not required to make further contributions to High Street.

Neither High Street nor USCo is liable for the return of any capital contribution made by a High Street Member to High Street.

Subject to the provisions of the DLLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each High Street Member for the debts, liabilities and obligations of High Street is limited to the High Street Member’s capital contribution, plus the High Street Member’s share of any undistributed income of High Street; and (ii) following payment of an High Street Member’s capital contribution, such High Street Member may be required to return amounts previously distributed to such High Street Member in accordance with the DLLCA and the laws of the State of Delaware.

The A&R LLC Agreement states that a High Street Member (in its capacity as a High Street Member) does not have the authority or power to do any of the following:

  act for or on behalf of High Street;

  to do any act that would be binding upon High Street;

  make any expenditure on behalf of High Street;

  seek or obtain partition by court decree or operation of law of any High Street property; or

  own or use particular or individual assets of High Street.

The A&R LLC Agreement provides that High Street will indemnify each High Street Member for all liabilities incurred by the High Street Member that arise solely by reason of such High Street Member being a member of High Street.

General

The A&R LLC Agreement may be amended or modified by USCo as determined to be necessary or advisable, in the sole discretion of USCo, in connection with the adoption, implementation, modification or termination of certain equity plans by the Company. Subject to such right, unless otherwise specified in the A&R LLC Agreement, the A&R LLC Agreement may only be amended with the consent of USCo and High Street Members holding a majority of the outstanding Common Units.

USCo has the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of High Street (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by High Street) or the merger, consolidation, reorganization or other combination of High Street with or into another entity.

The High Street Members intend that High Street be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each High Street Member and High Street will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

High Street will dissolve, and its affairs will be wound up, upon the occurrence of any of the following events:

  the decision of USCo together with the holders of a majority of the then-outstanding Common Units entitled to vote to dissolve High Street;

  a dissolution of High Street under the DLLCA; or

  the entry of a decree of judicial dissolution of High Street under the DLLCA.

Except as otherwise provided in the A&R LLC Agreement, High Street is intended to have perpetual existence. The withdrawal of a High Street Member shall not cause a dissolution of High Street and High Street shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.

USCo may resign as the sole manager of High Street at any time by giving written notice to the High Street Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the High Street Members, and the acceptance of the resignation shall not be necessary to make it effective. The High Street Members have no right under the A&R LLC Agreement to remove or replace USCo as the sole manager of High Street. Vacancies in the position of manager occurring for any reason will be filled by USCo (or, if USCo has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of USCo immediately prior to such cessation).

Under the A&R LLC Agreement, in most circumstances, High Street is to indemnify and hold harmless any person to the fullest extent permitted under the DLLCA against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was a High Street Member or is or was serving at the request of High Street as the manager, an officer, an employee or another agent of High Street or is or was serving at the request of High Street as a manager, member, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no such person shall be indemnified for actions against High Street, the manager or managers or any other High Street Members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of High Street, or, with respect to any criminal action or proceeding other than by or in the right of High Street, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which High Street is a party.

Expenses, including attorneys’ fees, incurred by any such person in defending a proceeding, shall be paid by High Street as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by High Street.

High Street is to maintain directors’ and officers’ liability insurance, or make other financial arrangements, at its expense, to protect any person indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities or losses described in the A&R LLC Agreement whether or not High Street would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the provisions of the A&R LLC Agreement. High Street is to use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by USCo.

High Street must keep, or cause to be kept, appropriate books and records with respect to High Street’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided to each person who was a High Street Member during each fiscal year of High Street as is reasonably necessary for the preparation of such person’s U.S. federal and applicable state income tax returns.

All decisions to make or refrain from making any tax elections will be determined by USCo. USCo is authorized to represent High Street, at High Street’s expense, in connection with all examinations of High Street’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each High Street Member agrees to cooperate with USCo and to do or refrain from doing any or all things with regard to all things reasonably required by USCo to conduct such proceedings. USCo is to keep all High Street Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the High Street Members have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.

Tax Receivable Agreement

In connection with the Transaction, USCo entered into the Tax Receivable Agreement with High Street, Mr. Murphy, certain executive employees and profit interests holders of High Street (together, the “Tax Receivable Recipients”). USCo expects to obtain an increase in its share of the tax basis of the assets of High Street when a High Street Member receives cash or Subordinate Voting Shares in connection with a redemption or exchange of such High Street Member’s Common Units or Class C-1 Units in High Street for Subordinate Voting Shares or cash (such basis increase, the “Basis Adjustments”).

The Tax Receivable Agreement provides for the payment by USCo to the Tax Receivable Recipients of 65% of the amount of tax benefits, if any, that USCo actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above, including increases in the tax basis of the assets of High Street arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. USCo expects to benefit from 15% of tax benefits, if any, that USCo may actually realize, with the remaining 20% paid pursuant to the Tax Receivable Bonus Plan (as defined herein), the material terms of which are summarized below.

The actual Basis Adjustments, as well as any amounts paid to the Tax Receivable Recipients under the Tax Receivable Agreement, will vary depending on a number of factors, including:

  the timing of any subsequent redemptions or exchanges - for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of USCo at the time of each redemption or exchange;

  the price of Subordinate Voting Shares at the time of redemptions or exchanges - the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of Subordinate Voting Shares at the time of each redemption or exchange;

  the extent to which such redemptions or exchanges are taxable - if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

  the amount and timing of USCo income - the Tax Receivable Agreement generally requires USCo to pay 65% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If USCo does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if: (i) USCo materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur; or (iii) USCo elects an early termination of the Tax Receivable Agreement; then USCo’s obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that USCo would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. As a result: (i) USCo could be required to make cash payments that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement; and (ii) if USCo elects to terminate it will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits.

High Street intends to treat the acquisition of Units pursuant to such a redemption or exchange as a direct purchase by High Street of Units from an High Street Member for U.S. federal income and other applicable tax purposes, regardless of whether such Units are surrendered by an High Street Member to High Street, USCo or the Company upon the exercise by USCo of its election to acquire such Units directly or the exercise by USCo to assign its rights to acquire such Units directly to the Company. Basis Adjustments may have the effect of reducing the amounts that USCo may otherwise owe in the future to various tax authorities. In its capacity as the sole manager of High Street, USCo will ensure that High Street will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each taxable year in which a redemption or exchange of Units for Subordinate Voting Shares or cash occurs.

To the extent any Tax Receivable Recipient sells, exchanges, distributes, or otherwise transfers Units to any person, the Tax Receivable Recipient shall have the option to assign to the transferee of such Units its rights under the Tax Receivable Agreement with respect to such transferred Units. If a Tax Receivable Recipient transfers Units but does not assign to the transferee of such Units its rights under the Tax Receivable Agreement with respect to such transferred Units, such Tax Receivable Recipient shall continue to be entitled to receive the tax benefit payments arising in respect of a subsequent exchange of such Units for Subordinate Voting Shares.

The payment obligations under the Tax Receivable Agreement are obligations of USCo and not of the Company or High Street. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by USCo to Tax Receivable Recipients under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to USCo (or to the Company or High Street) and, to the extent that USCo is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by USCo.

Tax Receivable Bonus Plan

In connection with the Tax Receivable Agreement, USCo established a tax receivable bonus plan (the “Tax Receivable Bonus Plan”). The principal features of the Tax Receivable Bonus Plan are summarized below.

Eligibility and Participation

Participants in the Tax Receivable Bonus Plan may only include individuals who are classified as a member of the senior executive team of the Company and its affiliated entities, as identified therein (each, a “Tax Receivable Bonus Plan Participant”). A Tax Receivable Bonus Plan Participant who is terminated for cause from the Company or any of its affiliated entities shall be automatically precluded from any participation in the Tax Receivable Bonus Plan. Additional Tax Receivable Bonus Participants may not be added to the Tax Receivable Bonus Plan.

Participants must remain High Street Members on the date on which a payment is made in order to receive a payout from the Tax Receivable Bonus Plan, unless granted an exception. Payments may be recommended to and approved in the case of death, disability, retirement, or transfer during the Tax Receivable Bonus Plan year. Any such payment, if made, shall be made on the same date as all other payments of the Tax Receivable Bonus Plan.

Bonus Pool

The “Total Bonus Pool” available for distribution each year under the Tax Receivable Bonus Plan shall be equal to 20% of the realized tax benefit for that year to USCo under the Tax Receivable Agreement.

Prior to distribution, the Total Bonus Pool shall be divided between all eligible Tax Receivable Bonus Plan Participants for the relevant year. No individual Tax Receivable Bonus Plan Participant is guaranteed any payment under the Tax Receivable Bonus Plan, regardless of his classification as a Tax Receivable Bonus Plan Participant for any given year. Total payments to all Tax Receivable Bonus Plan Participants under the Tax Receivable Bonus Plan for any given year shall equal the Total Bonus Pool for that year.

Distribution

Payments to Tax Receivable Bonus Plan Participants under the Tax Receivable Bonus Plan shall be made in a single lump sum as soon as reasonably possible after USCo has determined the amount of the realized tax benefit for a given year but in all cases no later than December 1st of the year in which USCo’s filing which results in the realized tax benefit is due without regard to extensions. A Tax Receivable Bonus Plan Participant must be an employee of USCo, an affiliate, or a subsidiary thereof as of the date on which the payment is actually made in order to receive a payment, subject to certain exemptions. In the event a Tax Receivable Bonus Plan Participant terminates employment after his or her bonus is determined, but prior to distribution, such payment shall be forfeited and retained by USCo or redistributed to eligible Tax Receivable Bonus Plan Participants.

Change in Control

Upon a Change of Control (as defined below), a final distribution (the “Final Distribution”) under the Tax Receivable Bonus Plan shall be made. The Final Distribution shall be in place of, not in addition to, any other distribution for such year. The Total Bonus Pool for distribution for the year in which the Change in Control occurs shall be equal to the realized tax benefit for such year. For purposes of this paragraph, a “Change in Control” will only occur upon: (i) a change in the ownership or effective control of USCo, or a change in the ownership of a substantial portion of the assets of USCo as described in Treasury Regulations Section 1.409A -3(i)(5); and (ii) the termination of the Tax Receivable Agreement according to its terms within the same taxable year as the event described in subparagraph (i).

Tax Withholding

USCo shall have the authority to withhold amounts necessary for payment of any taxes.

Acreage Support Agreement

Following completion of the Transaction, holders of Class B Units, with respect to a portion of such Class B Units, and holders of Class C Units and Class C-1 Units, retained their interest in High Street and were granted redemption and exchange rights by the Company to permit the future redemption or exchange of the Units they hold for Subordinate Voting Shares or cash pursuant to the Acreage Support Agreement.

Under the Acreage Support Agreement, the Company agreed that, so long as any Units which are redeemable or exchangeable for Subordinate Voting Shares and not owned by USCo or USCo2 are outstanding, the Company shall:

  take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Company, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of Units by a holder thereof upon a redemption or exchange of such Units by the Company and, to take all such actions and do all such things as are necessary or desirable to enable and permit the Company to cause to be delivered Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Units (if any); and

  take all such actions and do all such things as are reasonably necessary or desirable to enable and permit USCo, if it elects to effect a redemption or exchange of the Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of the Units by a holder thereof.

The Acreage Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Subordinate Voting Shares is proposed by the Company or is proposed to the Company or its shareholders and is recommended to the board of directors of the Company (the “Board”), or is otherwise effected or to be effected with the consent or approval of the Board, and the Units are not redeemed by USCo or purchased by USCo or the Company pursuant to the terms of the A&R LLC Agreement, the Company will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Units (other than USCo or USCo2) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, the Company will use its reasonable efforts in good faith to ensure that holders of Units may participate in each such offer.

The Acreage Support Agreement provides that while any Units (or other rights pursuant to which Units may be acquired upon the exercise thereof) which are redeemable or exchangeable for Subordinate Voting Shares, other than Units held by USCo or USCo2 are outstanding, the Company will make available such number of Subordinate Voting Shares (or other shares or securities into which Subordinate Voting Shares may be reclassified or changed) without duplication sufficient to satisfy the issuance of Subordinate Voting Shares upon redemption of all currently outstanding Units or such Units which may be issuable upon the exercise of all rights to acquire such Units, in addition to any additional Subordinate Voting Shares as may be required to enable and permit the Company to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement and under any other security or commitment pursuant to which the Company may be required to deliver Subordinate Voting Shares to any person.

Description of Capital of USCo2

The authorized share capital of USCo2 consists of 1,000,000,000 Class A Voting Common Shares and 1,000,000,000 Class B Non-Voting Common Shares.

Holders of Class A Voting Common Shares are entitled to receive notice of, attend and vote at meetings of the securityholders of USCo2 (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Class A Voting Common Share entitles the holder thereof to one vote on all matters upon which holders of Class A Voting Common Shares are entitled to vote.

Class B Non-Voting Common Shares do not entitle the holders thereof to receive notice of, attend or vote at meetings of the securityholders. A holder of Class B Non-Voting Common Shares (other than High Street) has the right to cause USCo2 to redeem its Class B Non-Voting Common Shares. If a holder of Class B Non-Voting Common Shares (other than High Street) exercises its redemption or exchange right, USCo2 will repurchase for cancellation each such Class B Non-Voting Common Share submitted for redemption or exchange in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Class B Non-Voting Common Shares, as determined by USCo2; provided that USCo2 may assign to High Street its rights and obligations to effect a redemption or exchange directly with the redeeming holder.

USCo2 Support Agreement

On completion of the Transaction, the Company and USCo2 entered into an agreement (the “USCo2 Support Agreement”) under which the Company agreed that, so long as any shares of USCo2 which are redeemable or exchangeable for Subordinate Voting Shares and not owned by the Company are outstanding, the Company shall:

  take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Company, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of USCo2 shares by a holder thereof upon a redemption or exchange of such USCo2 shares by the Company and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit the Company to cause to be delivered Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of USCo2 shares in accordance with the provisions of USCo2’s Articles of Incorporation, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such USCo2 shares (if any); and

  take all such actions and do all such things as are reasonably necessary or desirable to enable and permit USCo2, if it elects to effect a redemption or exchange of USCo2 shares directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of USCo2 shares by a holder thereof.

The USCo2 Support Agreement provides that in the event that a share exchange offer, issuer bid, take-over bid or similar transaction with respect to Subordinate Voting Shares is proposed by the Company or is proposed to the Company or its shareholders and is recommended to the Board, or is otherwise effected or to be effected with the consent or approval of the Board, and the USCo2 shares are not redeemed by USCo2 or purchased by USCo2 or the Company pursuant to the terms of the USCo2 Articles of Incorporation, the Company will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of USCo2 shares (other than the Company) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, the Company will use its reasonable efforts in good faith to ensure that holders of USCo2 shares may participate in each such offer.

The USCo2 Support Agreement provides that while any USCo2 shares (or other rights pursuant to which USCo2 shares may be acquired upon the exercise thereof) which are redeemable or exchangeable for Subordinate Voting Shares, other than USCo2 shares held by the Company, are outstanding, the Company will make available such number of Subordinate Voting Shares (or other shares or securities into which Subordinate Voting Shares may be reclassified or changed) without duplication sufficient to satisfy the issuance of Subordinate Voting Shares upon redemption of all currently outstanding USCo2 shares or such USCo2 shares which may be issuable upon the exercise of all rights to acquire such shares, in addition to any additional Subordinate Voting Shares as may be required to enable and permit the Company to meet its obligations under any security or commitment pursuant to which the Company may be required to deliver Subordinate Voting Shares to any person.

High Street Acquisitions

In addition to the Roll-Up Transactions, and as part of its overall business strategy, High Street has completed, or expects to complete, a number of strategic acquisitions or investments (the “High Street Acquisitions”).

Following completion of the High Street Acquisitions, the Company, through its Subsidiaries, will hold 69 licenses to operate dispensaries and 29 licenses to grow and process cannabis, and owns or operates cannabis businesses in 19 states across the U.S., including California, Connecticut, Illinois, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, Ohio, Oregon, Pennsylvania, Iowa, North Dakota, Florida, Oklahoma, Michigan, Rhode Island, Washington and New York

The material terms of the High Street Acquisitions are described in the Company’s listing statement dated November 14, 2018 (the “Listing Statement”).

The following is an overview of each material High Street Acquisition completed subsequent to the date of the Listing Statement.

Acreage Florida, Inc.

Acreage Florida, Inc. (“Acreage Florida”) is a corporation formed on August 24, 1989 under the laws of the State of Florida, and on February 4, 2019, changed its name from “Nature’s Way Nursery of Miami, Inc.” to “Acreage Florida, Inc.”. On July 13, 2018, Acreage Florida and the State of Florida Department of Health entered into a settlement agreement pursuant to which the State of Florida Department of Health agreed to register Acreage Florida as a medical cannabis treatment center. Acreage Florida was granted a license to operate a medical cannabis treatment center from the Florida Department of Health on July 13, 2018.

On November 2, 2018, Acreage Florida, High Street and the shareholders of Acreage Florida entered into a Securities Purchase Agreement pursuant to which High Street acquired all of the outstanding equity interests in Acreage Florida on a cash-free, debt-free basis.

On January 4, 2019, High Street completed the acquisition of Acreage Florida. High Street paid the Acreage Florida shareholders $67 million, with $63 million paid in cash and $4 million paid by the issuance of 198,019 Units, and assumed certain transaction expenses of the sellers. The Units are exchangeable for Subordinate Voting Shares at the election of the holder and subject to the redemption and exchange rights set out in the A&R LLC Agreement (as defined herein).

Blue Tire Holdings, LLC

Blue Tire Holdings, LLC (“BTH”) is a limited liability company formed on August 30, 2018 under the laws of the State of Michigan that has the right to lease and/or purchase certain real estate assets throughout the state by the execution of a series of option and purchase agreements.

On November 26, 2018, BTH and High Street entered into a Real Estate Asset Purchase Agreement, pursuant to which High Street acquired the right to acquire real estate assets in Michigan from BTH. BTH has engaged in discussions with various municipalities in Michigan to secure municipal approval for operating regulated cannabis businesses using these real estate assets and currently holds municipal licenses for dispensary operations in key cities throughout the state including: Detroit, Bay City, Battle Creek, Lansing, and Ann Arbor. Real estate assets have been secured in strategic locations, including a 55,000 square foot facility in Flint that will serve as a large-scale, mixed-use indoor facility to cultivate high-end cannabis, provide manufacturing and packaging services and to serve as a flagship retail location.

BTH is not affiliated with any High Street entity, but BTH will assist High Street in establishing a Michigan based entity to operate regulated cannabis businesses within the state, and the real estate assets will be exclusively acquired for that purpose. At High Street’s sole direction, BTH will assign any of the real estate assets to High Street in support of such licensing. High Street intends to structure its Michigan operation as one or more wholly-owned subsidiaries of High Street that will directly own and control all licenses granted by the State of Michigan. To the extent that High Street is unable to directly obtain such licenses, BTH has agreed to create a management agreement structure with High Street that will replicate the economics and control of the licensed businesses for the benefit of High Street as if High Street directly owned and controlled the licenses, while BTH maintains legal ownership of the licensed businesses. The management services agreement will contain such terms and conditions as may be agreed to by High Street and BTH.

Other Investments

In addition to High Street’s interest in state-licensed cannabis cultivation, processing and dispensary operations, through its Subsidiaries, High Street has also invested in non-core cannabis assets, including cannabis-related real estate, edibles, topicals and tinctures. While these investments are not part of the Company’s overarching business strategy, management believes that these investments are opportunistic and provide some additional diversification to its portfolio.

A summary of each additional investment is included in the Listing Statement.

Dispositions

Compass Ventures, Inc. (“Compass”) was formed on April 10, 2014 under the laws of the State of Illinois and holds a cultivation center permit granted by the State of Illinois Department of Agriculture. On February 24, 2017, High Street entered into an operating agreement (the “Compass Operating Agreement”) with Compass pursuant to which High Street acquired 24.5% of the outstanding membership units in the capital of Compass and 47.5% of Compass’ ongoing net income, net losses and distributions. The Compass Operating Agreement further provides that Compass’ original members receive a 5% preferential claim on all future distributions.

Greenhouse Compass, LLC (“Greenhouse Compass”) was formed on January 25, 2017 in the State of Illinois and holds a Registered Medical Cannabis Dispensing Organization license granted by the State of Illinois Department of Financial and Professional Regulation. On February 24, 2017, High Street entered into an operating agreement (the “Greenhouse Compass Operating Agreement”) with Greenhouse Compass pursuant to which High Street acquired 24.5% of the outstanding membership units in the capital of Greenhouse Compass and 47.5% of Greenhouse Compass’ ongoing net income, net losses and distributions. The Greenhouse Compass Operating Agreement further provides that Greenhouse Compass’ original members receive a 5% preferential claim on all future distributions.

On August 31, 2016, High Street and Greenhouse Group, LLC (“Greenhouse Group”) formed two joint venture operating companies, HSGH Properties, LLC and HSGH Properties Union, LLC (collectively, the “HSGH Joint Ventures”).

On March 6, 2018, High Street entered into an equity purchase agreement with Greenhouse Group to sell its equity interests in Compass, Greenhouse Compass and the HSGH Joint Ventures for total consideration of approximately $9.6 million. The transaction closed on May 14, 2018.

DESCRIPTION OF THE BUSINESS

Company Overview

Prior to the completion of the Transaction on November 14, 2018, Applied Inventions had no active business operations aside from seeking business opportunities. Upon effecting the Transaction, High Street’s business described below became that of the Company.

As a result of the Transaction, the Company became a U.S. vertically integrated, multi-state operator in the cannabis industry. Headquartered in New York, the operations of the business include cultivating, processing, distributing and cannabis. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Since 2011, High Street through the Subsidiaries has acquired and won cannabis licenses a trusted and capable operator in this space.

The Company’s Footprint

As at the date of this AIF, the Company’s footprint spans 17 states, a combination of medical and adult-use markets covering 176 million people. By including anticipated acquisitions, that footprint expands to 19 states covering 185 million people, over half of the U.S. population). With experience in both medical and adult-use markets, the Company has the experience and knowledge to capitalize on the transition from medical to adult-use in a way that satisfies consumers and policymakers alike.

The Company’s footprint can be categorized by three development stages: license procurement (via application or acquisition), buildout and operational deployment. Cannabis is a young industry and the Company currently has state-based operations in each of these development stages. The lead time to deploy a market can be substantial, especially on the cultivation and processing side of the business where structural build-outs are complex and generally involve compliance with complex and dynamic regulatory environments.

The Company has centralized operations and marketing teams that span across all markets in which it is involved with the objective of bringing economies of scale and operational consistency to the business. The team focuses on several important aspects of the business including construction, product development, retailing and marketing, in pursuit of a consistent and compelling experience within its stores and with its products. The Company believes that its professional management team, recruited from adjacent industries, will be a differentiator in terms of its operational agility and ability to deliver on its vision.

The Company organizes its operations as follows:

Components of the Company’s Cannabis Operations
Cultivation	The growing of cannabis, typically conducted in controlled, indoor facilities or greenhouses. Outdoor cultivation occasionally occurs in certain markets in which regulations allow.
Processing

The production of sellable cannabis products, most typically “derivative” products that require extraction of cannabinoids for use in vape pen oils, lotions, tinctures and extracts. Processing includes the formulations and packaging for all branded products.

Retail	The dispensing of cannabis products to patients or adult-use customers via storefronts that are typically referred to as dispensaries.
Distribution	The wholesaling of cultivated or processed cannabis products to third-party retailers.

The Company through the Subsidiaries holds licenses which permit it to engage in any or all of cultivating, processing, retailing and/or distributing legal cannabis in 17 states, of which 12 are currently in operation. Of the licenses held by the Company, it has licenses to operate cultivation facilities in 13 states, of which nine are currently operating. In most states, the Company’s processing facilities are co-located with its cultivation facilities. The Company has licenses to process in 12 states, of which seven are currently operational. The Company has licenses to operate 68 retail dispensaries in 12 states, of which 21 of such dispensaries are currently operational in 10 states.

The following table provides a summary of the Company’s operations:

The Portfolio

	State	Operating	Vertical	Description

1	California	Yes	No	Boutique grow and manufacturing as a hub for branded products and distribution

2	Connecticut	Yes	No	Two of nine dispensaries operating in the state

3	Florida	No	Yes	Acquired one of the 12 vertical licenses in the state

4	Illinois	Yes	Yes	One dispensary currently operating with plans to scale the cultivation and manufacturing footprint in 2019

5	Iowa	No	No	One of two cultivator/manufacturers in the state

6	Maine	Yes	Yes	Four of eight dispensaries in the market with a grow processor facility

7	Maryland	Yes	No	One of 102 retail licenses, dispensary located in Baltimore

8	Massachusetts	Yes	Yes	Licensed to open 12 dispensaries (nine via managed services relationship) with a 36,000 sq. ft cultivation and processing facility

9	Michigan	No	Yes	Local commercial relationship with real estate approved for use in cannabis business. Commercial partner in the process of obtaining licenses for vertical operation with 3+ retailers

10	New Hampshire	Yes	Yes	One dispensary located in Merrimack, densest portion of state

11	New Jersey	Yes	Yes	High Street owns one of 12 vertical licenses in the state, adult-use bill expected in 2019

12	New York	Yes	Yes	One of 10 vertical licenses with two retailers open and two more opening in the first half of 2019

13	North Dakota	No	No	Won dispensary license to be located in Fargo opening in the first half of 2019

14	Pennsylvania	Yes	No	High end indoor grow and manufacturing facility

15	Ohio	Yes	No	Five of 60 authorized dispensaries. One of only three applicants to be granted the maximum five dispensaries. Processing and cultivation were also won. Two retailers have been opened with three more expected in the first half of 2019

16	Oregon	Yes	Yes	Five active dispensaries with a recently added cultivation facility

17	Oklahoma	No	No	Procured one grow/processor license and submitting applications for retail licenses.

In addition to the above, the Company has entered into agreements to expand its operations into Rhode Island and to acquire Form Factory, Inc. (“Form Factory”), a processor in Oregon, Washington and California. There can be no assurance that such acquisitions will be completed within the Company's timeframe or at all.

Pending Acquisitions

	State	Operating	Vertical	Description

1	Rhode Island	Yes	Yes	Signed agreement for one of the three vertical licenses in the state. Dispensary located in Portsmouth

2	Oregon, Washington and California	No	Yes	Pending acquisition of Form Factory, a co-packing and manufacturing facility based in Portland, Oregon with operations in Washington and California.

In certain states, state regulations require that licenses be held by non-profit entities which are also responsible for the conduct of business under those licenses. In those states, the Company or one of its Subsidiaries have entered into management agreements which require the Company to provide certain management and operational services to those entities in exchange for participatory economics.

The Company plans to continue its expansion, with active efforts underway to acquire new and existing licenses in states where it does not currently have operations, as well as to acquire additional capabilities and facilities within its existing states.

Market Overview

The legal U.S. cannabis industry is projected to reach $31.3 billion in 2022 (The Arcview Group and BDS Analytics – 2019 Update to the State of Legal Marijuana Markets, January 15, 2019). Currently, 33 states and the District of Columbia in the U.S. have legalized and implemented a medical cannabis program. 10 states and the District of Columbia have also legalized the adult-use of cannabis.

Because states are independently legalizing cannabis use, almost every state has a different approach to its program. Patient conditions, market structures, consumption methods, product testing and packaging requirements are just a few of the variables that differentiate each program. The variances in the implementation of cannabis regulations can account for differences in patient adoption rates and per capita cannabis consumption.

Operating a cannabis business almost always requires a license from a state regulatory board and usually local municipality approval. Nearly all operations require some license from a state and/or a municipal regulatory body. While licensing rules vary from state to state, the Company generally seeks to enter markets that have restrictions on the number of licenses available. Some markets (such as Ohio) have different licenses for each aspect of the business: cultivation, processing or retail dispensary establishment. Other states (such as New York) have issued combination licenses that incorporate two or more of these business activities into a single license. A core business strategy for the Company is to operate as a vertically integrated enterprise, licensed to cultivate, process, and sell legal cannabis products. The Company is vertically integrated in half of the states in which it is licensed to operate, and plans to transform virtually all of the others to vertically integrated markets as part of its strategic growth strategy.

Adult-use

10 states, plus the District of Columbia, have legalized adult-use cannabis, giving access to over 70 million Americans. Except for Vermont, Maine and the District of Columbia, adult-use programs with regulations and taxation for cultivation, processing and dispensing have been implemented. Ballot initiatives or legislative actions are being widely discussed in numerous other states.

Medical Cannabis

Over half of the U.S. states have legalized medical cannabis for its citizens, however, as noted above, these programs vary greatly. Some programs are robust with healthy regulations to give access to patients with a wide range of qualifying conditions. Other states are more restrictive, with a more narrow set of qualifying conditions. The difference in qualifying conditions, among others, are the key factors influencing the adoption rate of a medical cannabis programs.

Not including the 10 markets that have legalized adult-use cannabis, there are 23 states that have medical cannabis utilizing THC and 13 others with restrictive low/no THC program.

Principal Products and Services

The Company focuses on the cultivating, processing, distributing and retailing of top quality cannabis, cannabis derivative products and branded products. Prior to the Roll-Up, the various Subsidiaries had different product portfolios. As the Company obtained full operational control as the result of the Roll-Up, it has pursued a hybrid branding approach, leveraging the loyalty and trust of The Botanist, the Company’s flagship retail brand, while acknowledging the power of a ‘House of Brands’ approach to target specific form factors and consumer demographics.

The Botanist retail concept was developed to bring a unique, consistent and scalable retail design and customer experience to cannabis, one that would appeal to a wide range of both adult-use and medical cannabis customers nationwide. Emphasizing the holistic and natural qualities of cannabis and delivered in an immersive retail experience that blends nature and science, The Botanist looks to deliver a level of education, sense of community, and welcoming experience the Company believes is lacking in most cannabis dispensaries. The staff is highly trained and knowledgeable to help provide insight and guidance to customers and patients as they explore the far-reaching benefits of cannabis.

The Botanist core set of products includes but is not limited to flower, pre-rolls, vape pens, tinctures and capsules. The Company aims to sell as many product forms in its dispensaries as individual state regulations allow. The Botanist portfolio will be rolled out across all of the Company’s assets, in conjunction with the implementation of strict standard operating procedures and robust quality control processes, allowing the Company to provide consumers with nearly identical products across markets. This portfolio branding and standardization emphasizes The Botanist’s promise of consistent, reliable and effective products, regardless of location.

The Company supplements these categories with a ‘House of Brands’ approach to target more specific consumer needs. Diverging consumption methods requires unique brands to fulfill differentiated value propositions in categories such as edibles, beverages, topicals and concentrates. A variety of extraction methods will be used ranging from CO2 to butane to ethanol depending on the product requirements. The Company boasts one of the top extraction teams in the cannabis industry, holding over 30 Cannabis Cup medals and led by Bill Fenger, the creator of ‘Live Resin’, a popular extraction technique which maintains the full spectrum of cannabinoids and terpenes to create superior products. With this deep technical cannabis experience supported with a robust in-house data analytics team, the Company will utilize an agile product development workflow to continuously produce, test and launch new products. Data-driven decision making will inform which products to scale in which markets across the Company’s footprint, acknowledging the diversity of markets in the United States. The Company’s brands all hold the same consumer promise, that across every price point, the Company delivers the absolute highest quality cannabis product.

The Subsidiaries are actively cultivating, manufacturing, distributing or retailing products in 12 states. As the Company continues to standardize operating procedures of its Subsidiaries, full branded suites of products will begin to enter the market in the first quarter of 2019.

Operational Integration

In anticipation of the Roll-Up, the Company built an operations team to be focused on integrating the properties acquired during and after the Roll-Up into a nationwide platform. The Company is intently focused on becoming the first nationwide cannabis company operating to exceptionally high standards of efficiency, quality-control and customer satisfaction.

Prior to the completion of the Roll-Up, many of the Subsidiaries were operating independently and now require integration into a single operating model. The primary points of integration will be as follows:

  Rebranding of Retail Dispensaries: Currently, all but six of the Subsidiaries’ open dispensaries are being operated under their original retail flags. Over the next 18 months, the Company plans to transition those brands to one consistent retail brand and customer experience model: “The Botanist.” This conversion will allow the Company to build a national, trusted brand, leveraging the Company’s growing voice to drive awareness and traffic.

  Product Standardization: In order to fully capitalize on its geographic breadth and scale, the Company needs to be able to consistently replicate branded products across its multiple markets. This requires the standardization of processes and equipment across the Subsidiaries’ cultivation and processing facilities. This exercise includes the conformity of equipment platforms as well as the adoption of universal standard operating procedures and formulations.

  Systems Integration: A key focus for the Company will be implementing consistent systems and technology across the businesses of the Subsidiaries. This integration exercise includes the unification of general ledger, enterprise resource planning and other software platforms. This initiative will allow for enhanced reporting capabilities, robust data collection and analysis.

Growth Strategy

The Company intends to expand into new markets as well as its existing markets with more retail dispensaries, operational capabilities and unique product offerings. The Company intends to pursue growth in the following ways:

  opening incremental dispensaries permitted under current licenses expansion of cultivation and processing capabilities
  expansion of vertically integrated capabilities
  broad distribution of the Company’s branded product portfolio entering new markets via application or M&A

Opening Incremental Dispensaries Permitted Under Current Licenses

In many states, the Subsidiaries still have the opportunity to open up incremental dispensaries that are permitted under the current licensing structures. The rapid build out of dispensary locations will be the largest driver of the Company’s revenue growth.

  Massachusetts: Two dispensaries are currently open in Massachusetts with licenses to open 10 more.

  Florida: Completed the acquisition of Nature’s Way which allows the Company to be vertically integrated and open 30 retailers. The Company plans to open 18 retailers in 2019.

  Michigan: Pursuant to the joint venture with BTH, the Company, under a managed services agreement, aims to open a cultivation and processing facility and operate at least three The Botanist dispensaries in 2019 focusing on top population centers in the state, including Detroit, Ann Arbor, Flint and Lansing. The Company anticipates it will be able to begin managed services operations quickly upon BTH’s receipt of the licenses. Separately, the Company is currently working through the local and state licensing approval process. Once approved, ownership of the assets under the managed services partnership will be transferred to the Company.

  New York: NYCANNA, LLC (“NYCANNA”) is licensed to open four stores throughout the state. Two retailers are currently open with two additional opening in the first half of 2019. In keeping with the terms of the license, NYCANNA will launch The Botanist dispensaries in Buffalo, Middletown, Queens and Farmingdale.

  North Dakota: After winning one of eight dispensary licenses, the Company will locate The Botanist in Fargo and expects to be open before Q4 2019.

  Ohio: Through a management services arrangement, the Company has access to five dispensary licenses to be located in Cleveland, Akron, Columbus, Canton and Wickliff in addition to a cultivation and processing facility. With a new and rapidly growing market, speed to market will be vital and the Company expects to open all five stores in the first quarter of 2019. The Company’s Canton dispensary opened in January 2019.

  New Jersey: In addition to the one existing dispensary operating in New Jersey, the Company believes that it has the ability under the current license held by Compassionate Care Foundation, Inc. (“CCF”) to open two additional dispensaries in the southern part of the state. The Company is currently procuring locations for these two additional The Botanist dispensaries.

Expansion of Cultivation and Processing Capabilities

The Company aims to build scalable cultivation and processing capabilities, bringing additional capacity online as justified by demand. Nearly all of the Company’s facilities contain room for expansion on property either within an existing structure or in an adjacent structure. Usually the cost for expansion is substantially lower than the initial cost given scalability of the non-canopy space to accommodate additional throughput.

  Florida: The Company is seeking a development site for the location of a greenhouse and indoor cultivation facility. The Florida license has no restrictions on canopy (the area of a cultivation facility actually used to grow cannabis) and management’s expectation is to develop a property with the capacity for several hundred thousand square feet of cultivation space.

  Illinois: The Company intends to finish construction on the cultivation and processing facility in Freeport, Illinois. Construction on the 80,000 square foot facility was started by the prior owner in Freeport and has additional land to scale, if needed.

  Massachusetts: A 36,000 square foot facility in Sterling, Massachusetts, will be reserved for high quality indoor flower. In Rockland, a processing center is currently under construction which will create derivative products from wholesale cannabis.

  Maine: Currently in a 40,000 square foot building with nearly 12,000 square feet of canopy, Northeast Patient Group d/b/a Wellness Connection of Maine expects to expand capacity in 2019 to a total of nearly 24,000 square feet reflecting the estimated incremental demand.

  New Hampshire: Prime Alternative Treatment Center Consulting, LLC operates 8,000 square feet of canopy with significant room for expansion within the 30,000 square foot building.

  New Jersey: A small 3,600 square foot indoor grow was being utilized by the operator before the Company acquired CCF. To prepare for the increased demand throughout the state, the Company is retrofitting a 125,000 square foot commercial greenhouse to provide 96,000 square feet of canopy in addition to full processing capabilities. The full available canopy will not be utilized until demand ramps up in the state.

  New York: With a 70,000 square foot cultivation and processing building, NYCANNA is prepared to scale up operations through an option to purchase adjacent land and construct a greenhouse which could support 100,000 square feet of greenhouse canopy. NYCANNA will monitor policy changes to inform estimated demand and build accordingly.

  Oregon: With completion expected in November 2018, Cannabliss & Co. will have 9,000 square feet of indoor canopy in a 30,000 square foot building. High-end, proprietary strains will be grown to service the five-dispensary footprint with the remaining space to be allocated to manufacturing once a processing license is secured.

  Pennsylvania: With its first harvest in May 2018, Prime Wellness of Pennsylvania LLC (“PWPA”) has 15,000 square feet of indoor capacity with adjacent land ready to build a greenhouse when demand in the market supports expansion. The Pennsylvania facility can support up to 100,000 square feet of greenhouse canopy.

  California: An oversupply in raw cannabis is expected by management, thus the Company is not focused on scaling cultivation. CWG Botanicals, Inc. (“CWG”) has 2,500 square feet of indoor canopy, housed in a 20,000 square foot building. CWG uses the remaining space for extraction, manufacturing and end product packaging.

  Iowa: The Company is not expecting demand to ramp rapidly given the current constraints on demand in this market. The Company expects to complete 1,200 square feet of canopy attached to a manufacturing lab to create end products in the third quarter of 2019. This minimal implementation should allow the Company to cost-effectively await policy changes in that market that will allow more aggressive patient demand.

Expansion of Vertically Integrated Capabilities

In order to maximize efficiencies, control product quality and manage distribution, the Company aims to be vertically integrated in most of the states in which its Subsidiaries operate. The Company continues to pursue acquisition of additional assets and/or businesses within the states in which the Subsidiaries operate to maintain or improve its overall market share. Examples include:

  Maryland: The Company will continue to evaluate opportunities to potentially acquire cultivation and processing capabilities in Maryland; however, given the current state ownership limitation, with only one dispensary, the Company believes the benefit of being vertically integrated in Maryland is marginal.

  Oklahoma: To complement the Company’s grow license, applications have been submitted for dispensaries to complete vertical integration.

Broad Distribution of the Company’s Branded Product Portfolio

The Company’s product and marketing team is focused on developing branded cannabis products that will have substantial opportunity for wholesale market penetration. As U.S. markets mature, consumer choice will grow and buying patterns will be dictated more and more by brand affinity.

Entering New Markets via Application or M&A

The Company has a proven ability to win limited licenses in emerging medical states such as Iowa, North Dakota and Pennsylvania. The Company maintains a dedicated team focused on new license applications currently evaluating states such as Oklahoma, West Virginia and Virginia. In states where licenses have already been granted, the Company anticipates that it will seek to acquire accretive operations and subsequently integrate those operations using its integration process.

Competition

The Company and the Subsidiaries compete with a variety of different operators across the states in which they currently operate. In the majority of such states, there are specific license caps that create high barriers to entry. However, in some markets, such as California and Oregon, there are few caps on licenses creating a more open marketplace. The Company views multi-state operators that have vertical operations as the most direct competition, including Green Thumb Industries, iAnthus, Medmen, and Curaleaf. Like the Company, these companies can realize centralized synergies to produce higher margins when compared to single-state operators.

Additionally, the Company competes with the unregulated black and grey markets. As the regulatory environment continues to be formalized and enforced, management believes there will be a major reduction of these operators.

Investment Strategy

The Company intends to seek investment and acquisition opportunities in high-margin, fast-growth, cannabis-related businesses that are complementary to the Company’s footprint and/or range of products and services, operating in sectors with strong barriers to entry, or having a significant first-mover or other distinctive competitive advantages, servicing a large addressable revenue-generating market. The Company intends to invest in technology to optimize its core business in addition to technologies that have the potential to be disruptive to the current industry. The viability of cannabis-related business models may be impacted by enforcement of federal drug laws against cannabis companies operating under state law, as well as by accelerated liberalization of cannabis regulation and enforcement on the federal and state level. The Company intends to remain abreast of the latest regulatory and political developments impacting the space and seek to adjust its investment criteria accordingly.

Employees

As at August 31, 2018, Applied Inventions had no employees. As of January 31, 2019, the Company had approximately 370 employees on a consolidated basis with High Street and the Subsidiaries.

Foreign Operations

Because the operations of High Street and the Subsidiaries are all in the United States, the Company is entirely dependent on foreign operations.

REGULATORY OVERVIEW

United States Federal Overview

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”) which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I controlled substance. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (the “DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The United States Food and Drug Administration (the “FDA”) has not approved cannabis as a safe and effective drug for any condition.

State laws that permit and regulate the production, distribution and use of cannabis for recreational or medical purposes are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

As of the date of this AIF, 33 U.S. states and the District of Columbia have now legalized the cultivation and sale of full-strength cannabis for medical purposes. In 10 U.S. states, the sale and possession of cannabis is legal for both medical and adult-use, the District of Columbia has legalized adult-use but not commercial sale. 13 states have also enacted low-THC / high-CBD only laws for medical cannabis patients. All considered, approximately 95% of Americans now live in states where some form of medical cannabis is legal.

The prior U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum which then-Deputy Attorney General James Cole sent to all United States Attorneys in August 2013 (the “Cole Memorandum”) outlining certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued a new memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress adopted amendments to the fiscal years 2015, 2016 and 2017 Consolidated Appropriations Acts (currently referred to as the “Rohrabacher/Blumenauer Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The Rohrabacher/Blumenauer Amendment was included in the fiscal year 2018 budget passed on March 23, 2018. The Rohrabacher/Blumenauer Amendment was included in the short term spending bill signed into legislation by President Trump in September 2018 and will remains in effect until February 15, 2019. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution once the current continuing resolution expires.

The Cole Memorandum and the Rohrabacher/Blumenauer Amendment gave medical cannabis operators and investors in states with legal regimes greater certainty regarding federal enforcement as to establish cannabis businesses in those states. While the Sessions Memorandum has introduced some uncertainty regarding federal enforcement, the cannabis industry continues to experience growth in legal medical and adult-use markets across the U.S. U.S. Attorney General Jeff Sessions resigned on November 7, 2018. As of his resignation, Matthew Whitaker is the acting U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

Despite the expanding market for legal cannabis, traditional sources of financing, including bank lending or private equity capital, is lacking which is can be attributable to the fact that cannabis remains a Schedule I substance under the CSA. These traditional sources of financing are expected to remain scarce until the federal government legalizes cannabis cultivation and sales.

On February 8, 2018, the Canadian Securities Administrators issued Staff Notice 51-352 (Revised) - Companies with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that have U.S. cannabis-related activities. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents, such as this AIF. In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
All Issuers with U.S. Marijuana-Related Activities	Describe the nature of the Company’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	“General Development of the Business” “Description of the Business”
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	“Regulatory Overview” “Risk Factors”
	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the Company conducts U.S. marijuana-related activities.	“Risk Factors”
	Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the Company’s ability to operate in the U.S.	“Risk Factors”
	Given the illegality of marijuana under U.S. federal law, discuss the Company’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	“Risk Factors”
	Quantify the Company’s balance sheet and operating statement exposure to U.S. marijuana- related activities.	At the time of this AIF, the major operations of the Company are only in the United States.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained.
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Company operates and confirm how the Company complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	“General Development of the Business” “Description of the Business”

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
	Discuss the Company’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the Company is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non- compliance, citations or notices of violation which may have an impact on the Company’s license, business activities or operations.	“General Development of the Business” “Description of the Business” “Risk Factors”
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Company’s investee(s) operate.	See Listing Statement
	Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the Company is aware, that may have an impact on the investee’s license, business activities or operations.	“Regulatory Overview”
U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

In accordance with Staff Notice 51-352, a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly involved through its Subsidiaries can be found in the Company’s Listing Statement. The Subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational and/or medical cannabis marketplace in the following U.S. states: California, Connecticut, Florida, Illinois, Iowa, Maryland, New Hampshire, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon and Pennsylvania. In addition, High Street has pending transactions which, if consummated, would result in it being engaged, through its Subsidiaries, in the manufacture, possession, use, sale or distribution of cannabis in the recreational and/or medical cannabis marketplace in the following additional U.S. states: Illinois, North Dakota, Rhode Island and Washington. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and any supplements or amendments hereto will be reflected in, and provided to, investors in public filings of the Company, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations or notices of violation which may have an impact on any Subsidiary’s licenses, business activities or operations will be promptly disclosed by the Company.

RISK FACTORS

There are a number of risk factors affecting the Company and its business. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Risks Specifically Related to the United States Regulatory System

The Company’s business activities, while believed to be compliant with applicable state and local U.S. law, are illegal under U.S. federal law

Cannabis is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the CSA. The CSA classifies cannabis as a Schedule I controlled substance, and as such, medical and recreational cannabis use is illegal under U.S. federal law. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law, and the Subsidiaries or other entities in which the Company may have an interest from time to time may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law or the Company may be deemed to be facilitating the selling or distribution of cannabis and drug paraphernalia in violation of federal law with respect to the Company’s investment in the Subsidiaries. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, strict enforcement of federal law regarding cannabis would harm the Company’s business, prospects, results of operation, and financial condition.

The activities of the Subsidiaries are, and will continue to be, subject to evolving regulation by governmental authorities. The Subsidiaries are directly or indirectly engaged in the medical and recreational cannabis industry in the U.S. where local state law permits such activities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among North American jurisdictions, as well as between states in the U.S. Due to the current regulatory environment in the U.S., new risks may emerge, and management may not be able to predict all such risks.

There are 33 states of the U.S., in addition to Washington D.C., Puerto Rico, the U.S. Virgin Islands and Guam, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. In addition, as of the date of this AIF, Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont, Washington and Washington D.C. have legalized cannabis for recreational use.

The funding by the Company of the activities of the Subsidiaries involved in the medical and recreational cannabis industry through equity investments, loans or other forms of investment, may be illegal under the applicable federal laws of the U.S. and other applicable laws. There can be no assurances that the federal government of the U.S. or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially adverse to the Company and the Company’s business, including its reputation, profitability, the market price of its publicly traded shares, and could result in the forfeiture or seizure of all or substantially all of the Company’s assets.

The prior U.S. administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum which Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013 that outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum held that enforcing federal cannabis laws and regulations in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations was not a priority for the DOJ. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued the Sessions Memorandum, which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. Jeff Sessions resigned as U.S. Attorney General on November 7, 2018. As of the date of this AIF, Matthew Whitaker is the acting U.S. Attorney General and William Barr has been nominated as U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations presents major risks for the business and operations of the Company, High Street and the Subsidiaries.

Nature of the Business Model

Since the cultivation, processing, production, distribution, and sale of cannabis for any purpose, medical, adult-use (i.e., recreational), or otherwise, remain illegal under federal law, it is possible that any of the Company, High Street or the Subsidiaries may be forced to cease activities. The United States federal government, through, among others, the DOJ, its sub agency the Drug Enforcement Agency (“DEA”), and the U.S. Internal Revenue Service (the “IRS”), have the right to actively investigate, audit and shut-down cannabis growing facilities, processors and retailers. The U.S. federal government may also attempt to seize the property of the Company, High Street or any Subsidiary. Any action taken by the DOJ, the DEA and/or the IRS to interfere with, seize, or shut down the operations of the Company, High Street or any Subsidiary will have an adverse effect on their businesses, operating results and financial condition.

U.S. State Regulatory Uncertainty

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Company, its business and its assets or investments.

U.S. states where medical and/or recreational cannabis is legal have or are considering special taxes or fees in the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the businesses, results of operations and financial condition of the Company, High Street and the Subsidiaries.

The Company, High Street and the Subsidiaries are Subject to Applicable Anti-Money Laundering Laws and Regulations

The Company, High Street and the Subsidiaries are subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities (the “FinCEN Memorandum”). The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance included in the Cole Memorandum.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself.

Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

If any of the operations of High Street or any of the Subsidiaries, or any proceeds thereof, any dividend distributions or any profits or revenues derived from these operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime under one or more of the statutes noted above. This may restrict the ability of the Company, High Street or any of the Subsidiaries to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Lack of Access to U.S. Bankruptcy Protections; Other Bankruptcy Risks

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company, High Street or any of the Subsidiaries were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect.

Additionally, there is no guarantee that the Company will be able to effectively enforce any interests it may have in High Street or its underlying Subsidiaries. A bankruptcy or other similar event related to an investment of the Company that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Further, High Street is primarily an equity investor, and should an investee entity have insufficient assets to pay its liabilities, it is likely that other liabilities of such entity will be satisfied prior to repayment of High Street’s equity. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Heightened Scrutiny by Canadian Authorities

For the reasons set forth above, the business, operations and investments of the Company, High Street and the Subsidiaries in the U.S., and any future businesses, operations and investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest or hold interests in other entities in the U.S. or any other jurisdiction, in addition to those described herein.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

CDS Clearing and Depository Services Inc. (“CDS”) is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the U.S.

Even though the MOU indicated that there are no plans of banning the settlement of securities through CDS, there can be no guarantee that the settlement of securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

European Anti-Money Laundering Laws and Regulation

European laws, regulations and their enforcement, particularly those pertaining to anti-money laundering, relating to making and/or holding investments in cannabis-related practices or activities are in flux and vary dramatically from jurisdiction to jurisdiction across Europe (including without limitation, the United Kingdom). The enforcement of these laws and regulations and their effect on shareholders are uncertain and involve considerable risk. In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations are found to be in violation of such laws or regulation, such transactions (including holding of shares in the Company) could expose any shareholder(s) in that jurisdiction to potential prosecution and/or criminal and civil sanction.

Tax Risks Related to Controlled Substances

Section 280E of the Code (“Section 280E”) prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses.

Loss of Foreign Private Issuer Status

The Company is a Foreign Private Issuer as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act. If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term ‘‘Foreign Private Issuer’’ is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)	any one of the following:

	(i)	the majority of the executive officers or directors are United States citizens or residents, or

	(ii)	more than 50 percent of the assets of the issuer are located in the United States, or

	(iii)	the business of the issuer is administered principally in the United States.

A ‘‘holder of record’’ is defined by Rule 12g5-1 under the Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder.

In December 2016, the U.S. Securities and Exchange Commission (the “SEC”) issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Proportionate Voting Share and each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding Subordinate Voting Shares is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the Company is a ‘‘Foreign Private Issuer’.

Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status.

Limited Trademark Protection

The Subsidiaries will not be able to register any U.S. federal trademarks for their cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Subsidiaries likely will be unable to protect their cannabis product trademarks beyond the geographic areas in which they conduct business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, such as the Company, High Street and the Subsidiaries which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture.

FDA Regulation

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact would be on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Subsidiaries are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on the business, operating results and financial condition of the Company and/or High Street.

Risks Generally Related to the Company

Laws and Regulations Affecting the Industry in which the Company Operates are Constantly Changing

The constant evolution of laws and regulations affecting the cannabis industry could detrimentally affect the Company. The current and proposed operations of the Subsidiaries are subject to a variety of local, state and federal medical cannabis laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company, High Street or the Subsidiaries to incur substantial costs associated with compliance or alter certain aspects of their business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the business plans of the Company, High Street or the Subsidiaries and result in a material adverse effect on certain aspects of their planned operations.

In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Subsidiaries’ medical cannabis businesses. The Company will not be able to predict the nature of any future laws, regulations, interpretations or applications, nor will it be able to determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have a material adverse effect on the business of the Company, High Street or the Subsidiaries. In addition, the Company will not be able to predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to its business. For example, see the “Risk Factors - Heightened Scrutiny by Canadian Authorities” related to CDS above.

Unfavorable Publicity or Consumer Perception

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and is expected to continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Subsidiaries and accordingly High Street and the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and recreational cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general).

The ability to gain and increase market acceptance of the Subsidiaries’ products may require the Company, High Street and/or the Subsidiaries to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Company, High Street and/or the Subsidiaries.

Further, a shift in public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the perception of the public with respect to medical cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on its business, financial condition and results of operations.

Limited Operating History

Many of the Subsidiaries presently generate losses, and will only start generating revenues in future periods if at all, and accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There can be no assurance that the Subsidiaries will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Competition with the Company

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. Pressure from the Company’s competitors may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Competition with the Subsidiaries

There is potential that the Subsidiaries will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Subsidiaries. Currently, the cannabis industry is generally comprised of individuals and small to medium-sized entities; however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger dispensaries, processing plants and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. Competition between companies in the cannabis industry also relies heavily on the ability to attract community support.

Because of the early stage of the industry in which the Subsidiaries operate, the Company expects the Subsidiaries to face additional competition from new entrants. To become and remain competitive, the Subsidiaries will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Subsidiaries and, in turn, the Company.

In addition, medical cannabis products compete against other healthcare drugs and a high volume of cannabis continues to be sold illegally on the black-market.

Dependence on Performance of Subsidiaries

The Company is dependent on the operations, assets and financial health of the Subsidiaries. Accordingly, if the financial performance of any Subsidiary declines this will adversely affect the Company’s investment in such Subsidiary, the ability to realize a return on such investment and the financial results of the Company. The Company will conduct due diligence on each new entity prior to making any investment. Nonetheless, there is a risk that there may be some liabilities or other matters that are not identified through the due diligence or ongoing monitoring that may have an adverse effect on the business, and this could have a material adverse impact on the business, financial condition, results of operations or prospects of the Company.

Competition from Synthetic Production and Technological Advances

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particularly, legal cannabis, through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could materially adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

Ability to Identify Investments

A key element of the Company’s growth strategy will in part involve identifying and making acquisitions of interest or the business of entities involved in the legal cannabis industry. The Company’s ability to identify such potential acquisition opportunities and make debt and/or equity investments is not guaranteed. Achieving the benefits of future acquisitions will depend in part on successfully identifying and capturing such opportunities in a timely and efficient manner and in structuring such arrangements to ensure a stable and growing stream of revenues.

Risks Associated with Failure to Manage Growth Effectively

The growth of High Street and the Company has placed and may continue to place significant demands on management and their operational and financial infrastructures. As the operations of the Company, High Street and its Subsidiaries grow in size, scope and complexity and as new opportunities are identified and pursued, the Company and High Street may need to increase in scale its infrastructure (financial, management, informational, personnel and otherwise). In addition, the Company will need to effectively execute on business opportunities and continue to build on and deploy its corporate development and marketing assets as well as access sufficient new capital, as may be required. The ability of the Company and High Street to successfully complete the proposed acquisitions and to capitalize on other growth opportunities may redirect the limited resources of the Company and/or High Street and require expansion of its infrastructure. This will require the commitment of financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. There can be no assurance that the Company or High Street will be able to respond adequately or quickly enough to the changing demands that its proposed acquisition plans will impose on management, team members and existing infrastructure, and changes to the operating structure of the Company and High Street may result in increased costs or inefficiencies that cannot be anticipated. Changes as the Company and High Street grow may have a negative impact on their operations, and cost increases resulting from the inability to effectively manage its growth could adversely impact its profitability. In addition, continued growth could also strain the ability to maintain reliable service levels for its clients, develop and approve its operational, financial and management controls, enhance its reporting systems and procedures and recruit, train and retain highly-skilled personnel. Failure to effectively manage growth could result in difficulty or delays in servicing clients, declines in quality or client satisfaction, increases in costs, difficulties in introducing new products or applications or other operational difficulties, and any of these difficulties could adversely impact the business performance and results of operations of the Company and High Street.

Future Material Acquisitions or Dispositions of Strategic Transactions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business, (ii) distraction of management, (iii) the Company may become more financially leveraged, (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected, (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional equity interests in connection with such transactions, which would dilute a shareholder’s holdings in the Company.

Risks Associated with Acquisitions

As part of the Company’s overall business strategy, the Company intends to pursue select strategic acquisitions which would provide additional product offerings, vertical integrations, additional industry expertise and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with: (i) the integration of new operations, services and personnel; (ii) unforeseen or hidden liabilities; (iii) the diversion of resources from the Company’s existing interests and business; (iv) potential inability to generate sufficient revenue to offset new costs; (v) the expenses of acquisitions; or (vi) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

Ability to Manage Future Growth

The ability to achieve desired growth will depend on the Company’s ability to identify, evaluate and successfully negotiate investment opportunities with target companies. Achieving this objective in a cost-effective manner will be a product of the Company’s sourcing capabilities, the management of the investment process, the ability to provide capital on terms that are attractive to target companies and the Company’s access to financing on acceptable terms. Failure to effectively manage any future growth and successfully negotiate suitable investments could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Proposed Acquisitions and Dispositions

The proposed acquisitions and dispositions are subject to certain conditions, many of which are outside of the control of the Company and there can be no assurance that they will be completed, on a timely basis or at all. As a consequence, there is a risk that one or more of the proposed acquisitions or dispositions will not close in a timely fashion or at all. If one or more of the proposed acquisitions or dispositions is not completed for any reason, the ongoing business of the Company may be adversely affected and, without realizing any of the benefits of having completed such transactions, the Company will be subject to a number of risks, including, without limitation, the Company may experience negative reactions from the financial markets, including negative impacts on the Company’s stock price, in the case of a proposed acquisition, the Company will need to find an alternative use of any proceeds earmarked for such proposed acquisitions, in the case of a proposed disposition, the Company will not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have been earmarked, and matters relating to the proposed acquisitions and dispositions will require substantial commitments of time and resources by management of the Company which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Company.

If one or more of the proposed acquisitions or dispositions are not completed, the risks described above may materialize and they may adversely affect the business, results of operations, financial condition and prospects and stock price of the Company.

Additional Financing

The Company may require equity and/or debt financing to undertake capital expenditures or to undertake acquisitions or other business combination transactions. If the Company is required to access capital markets to carry out its development objectives, the state of domestic and international capital markets and other financial systems could affect the Company’s access to, and cost of, capital. There can be no assurance that additional financing will be available to the Company when needed or on terms that are commercially viable. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Currency Fluctuations

The Company’s revenues and expenses are primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. The Canadian dollar relative to the U.S. dollar or other foreign currencies is subject to fluctuations. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks. Failure to adequately manage foreign exchange risk could therefore adversely affect the Company’s business, financial condition and results of operations.

Investments May be Pre-Revenue

The Company may make investments in companies with no significant sources of operating cash flow and no revenue from operations. The Company’s investment in such companies are subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Company’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Enforceability of Judgments Against Foreign Subsidiaries

High Street and the Subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts retained by the Company or its affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for shareholders of the Company to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law in such circumstances.

Research and Market Development

Although the Company, itself and through High Street and the Subsidiaries, will be committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products by the Subsidiaries is inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of High Street and the Subsidiaries, and consequently, the Company.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Environmental Risk and Regulation

The operations of the Company, High Street and the Subsidiaries are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Company, High Street or the Subsidiaries.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Company, High Street or the Subsidiaries. To the extent such approvals are required and not obtained, the Company, High Street or any of the Subsidiaries may be curtailed or prohibited from their proposed production of medical cannabis or from proceeding with the development of their operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company, High Street or any of the Subsidiaries and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Enforceability of Contracts

Since cannabis is illegal at a federal level, judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that the Company, High Street or any of the Subsidiaries will be able to legally enforce its material agreements.

Service Providers

As a result of any adverse change to the approach in enforcement of the U.S. cannabis laws, adverse regulatory or political changes, additional scrutiny by regulatory authorities, adverse changes in the public perception in respect to the consumption of cannabis or otherwise, third-party service providers to the Company, High Street or any of the Subsidiaries could suspend or withdraw their services, which may have a material adverse effect on the business, revenues, operating results, financial condition or prospects of the Company, High Street or any of the Subsidiaries.

Operation Permits and Authorizations

The Subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a Subsidiary’s ability to operate in the cannabis industry, which could have a material adverse effect on the business, results of operations and financial condition of the Company, High Street and/or the Subsidiaries.

Liability, Enforcement Complaints, etc.

The participation of the Company, High Street or the Subsidiaries in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company, High Street or any of the Subsidiaries. Litigation, complaints, and enforcement actions could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the future cash flows, earnings, results of operations and financial condition of the Company, High Street or any of the Subsidiaries.

Product Liability

Certain of the Subsidiaries manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company, High Street and/or the Subsidiaries may be subject to various product liability claims, including, among others, that the products produced by them caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the reputation of the Company, High Street or any of the Subsidiaries, and could have a material adverse effect on the business, results of operations and financial condition of the Company, High Street or any of the Subsidiaries. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

Product Recalls

Cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Subsidiaries are recalled due to an alleged product defect or for any other reason, the Subsidiaries could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. Additionally, if one of the products produced by a Subsidiary were subject to recall, the image of that product and the Subsidiary and potentially the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Subsidiaries and could have a material adverse effect on its results of operations and financial condition as well as that of the Company.

Risks Inherent in an Agricultural Business

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Subsidiaries’ products and, consequentially, on the business, financial condition and operating results of the Company.

Reliance on Key Inputs

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Subsidiaries, and consequently, the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant Subsidiary might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of a Subsidiary, and consequently, the Company.

In addition, medical cannabis growing operations consume considerable energy, making the Subsidiaries vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Subsidiaries and their ability to operate profitably which may, in turn, adversely impact the Company.

Key Personnel

The success of the Company will depend on the abilities, experience, efforts and industry knowledge of senior management and other key employees of the Company and High Street. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. If one or more of its executive officers or key personnel of the Company, High Street or the Subsidiaries were unable or unwilling to continue in their present positions, the Company, High Street or the relevant Subsidiary, as applicable, might not be able to replace them easily or at all. The long-term loss of the services of any key personnel for any reason could have a material adverse effect on business, financial condition, results of operations or prospects. In addition, if any of the executive officers or key employees of the Company, High Street or the Subsidiaries joins a competitor or forms a competing company, the Company, High Street or the relevant Subsidiary may lose know-how, key professionals and staff members.

Talent Pool

As the Company, High Street and the Subsidiaries grow, they will need to hire additional human resources to continue to develop their businesses. However, experienced talent in the areas of medical cannabis research and development, growing cannabis and extraction is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable. Without adequate personnel and expertise, the growth of the business of the Company, High Street or the Subsidiaries may suffer. There can be no assurance that any of the Company, High Street or the Subsidiaries will be able to effectively manage growth, and any failure to do so could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company, High Street or the Subsidiaries.

Management of Growth

As the Company grows, the Company will also be required to hire, train, supervise and manage new employees. The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. Failure to effectively manage any future growth could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company, High Street and the Subsidiaries are exposed to the risk that any of their employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company, High Street or any Subsidiary that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal, state and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company, High Street or the Subsidiaries to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company, High Street or the Subsidiaries from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, High Street or any of the Subsidiaries, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, High Street or the Subsidiaries, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Company, High Street or the Subsidiaries, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company, High Street or any of the Subsidiaries.

Intellectual Property

The success of the Company will depend, in part, on the ability of the Subsidiaries to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes. The Subsidiaries may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Subsidiaries. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Subsidiaries to adequately maintain and enhance protection over their proprietary techniques and processes could have a materially adverse impact on the business, financial condition and operating results of the Company.

The Company May be Exposed to Infringement or Misappropriation Claims by Third Parties

The Company’s success may likely depend on the ability of the Subsidiaries to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. The Company cannot ensure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing intellectual property to the Company do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying for example for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future have operations. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the business of the Subsidiaries and High Street, and consequently, the Company.

The Company’s business is subject to numerous risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although High Street maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of High Street is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Litigation

Any of the Company, High Street or the Subsidiaries may become party to litigation from time to time in the ordinary course of business which could adversely affect their businesses. Should any litigation in which any of the Company, High Street or the Subsidiaries becomes involved be determined against them, such a decision could materially adversely affect the ability of the Company, High Street or any Subsidiary to continue operating and the market price for Subordinate Voting Shares and could use significant resources. Even if any of the Company, High Street or the Subsidiaries are involved in litigation and wins, litigation can redirect significant resources, which can adversely affect the business, operations or financial condition of the Company, High Street and/or the Subsidiaries, as applicable.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

Operational Risks

The Company, High Street and the Subsidiaries may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Subsidiaries’ properties, dispensary facilities, grow facilities and extraction facilities, personal injury or death, environmental damage, or have an adverse impact on the Subsidiaries’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the future cash flows, earnings and financial condition of the Company, High Street or the Subsidiaries. Also, the Subsidiaries may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on future cash flows, earnings, results of operations and financial condition of the Company, High Street or the Subsidiaries.

Difficulty Implementing Business Strategy

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or investment opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Effect of General Economic and Political Conditions

The business of each of the Company, High Street and the Subsidiaries, is subject to the impact of changes in national or North American economic conditions including, but not limited to, recessionary or inflationary trends, equity market conditions, consumer credit availability, interest rates, consumers’ disposable income and spending levels, job security and unemployment, and overall consumer confidence. These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company, High Street and the Subsidiaries.

Lack of Control Over Operations of Investments

Although it is the intent of the Company to maintain control or superior rights, as at the date of this AIF, High Street holds a non-controlling interest in certain Subsidiaries and may co-invest in the future with certain strategic investors or third parties. In these circumstances, where High Street does not have control over the operations of a Subsidiary, certain risks can arise. In these cases, High Street relies on its investment partners to execute on their business plans and produce medical and/or recreational cannabis products. The operators of such Subsidiaries in which High Street does not have a controlling interest may have a significant influence over the results of operations of High Street’s investments. Further, the interests of High Street and the operators of such Subsidiaries in which High Street does not have a controlling interest may not always be aligned. As a result, the cash flows of High Street are dependent upon the activities of third parties which creates the risk that at any time those third parties may, (i) have business interests or targets that are inconsistent with those of High Street, (ii) take action contrary to High Street policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with High Street, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations.

In addition, payments may flow through such Subsidiaries over which High Street does not exercise control and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which High Street is entitled may have a material adverse effect on High Street and, consequently, the Company. In addition, High Street must rely, in part, on the accuracy and timeliness of the information it receives from such Subsidiaries, and uses such information in its analyses, forecasts and assessments relating to its own business. If the information provided by such Subsidiaries over which High Street does not exercise control to High Street contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Information Technology Systems and Cyber Security Risk

The Subsidiaries’ use of technology is critical in their respective continued operations. The Subsidiaries are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or technological malfunctions. Successful cyber-attacks and/or technological malfunctions affecting the Subsidiaries or their service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or confidential information and reputational risk.

The Subsidiaries have not experienced any material losses to date relating to cybersecurity attacks or other information breaches. However, there can be no assurance that the Subsidiaries will not incur such losses in the future. As cybersecurity threats continue to evolve, the Subsidiaries may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities.

Security Risks

The business premises of the Company’s operating locations may be targets for theft. While the Subsidiaries have implemented security measures at each location and continue to monitor and improve their security measures, their cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and a Subsidiary fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of such Subsidiary and, consequentially, the Company and High Street.

As the Subsidiaries’ businesses involve the movement and transfer of cash which is collected from dispensaries or patients/customers and deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Subsidiaries have engaged security firms to provide security in the transport and movement of large amounts of cash. Employees occasionally transport cash and/or products and each employee has a panic button in their vehicle and, if requested, may be escorted by armed guards. While the Subsidiaries have taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Past Performance Not Indicative of Future Results

The prior investment and operational performance of High Street is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by High Street or its affiliates will be achieved by the Company, and the Company’s performance may be materially different.

Going Concern Risk

The Company will continually monitor its capital requirements based on its capital and operational needs and the economic environment and may raise new capital as necessary. The Company’s ability to continue as a going concern will depend on its ability to realize profits from High Street and or the ability to raise additional equity or debt in the private or public markets. While the Company and High Street have been successful in raising equity and debt to date, there can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability in the future.

In the event that the Company is not able to successfully complete future financings, uncertainty would exist as to whether the Company, High Street and the Subsidiaries can continue as a going concern.

Restricted Access to Banking

In February 2014, the FinCEN bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Indemnification

The Company’s Articles provide that the Company will, to the fullest extent permitted by law, indemnify directors and officers for certain liabilities incurred by them by virtue of having been a director or officer of the Company.

The Company may also have contractual indemnification obligations under any future employment agreements with its officers or agreements entered into with its directors. The foregoing indemnification obligations could result in it incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and the resulting costs may also discourage it from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by its shareholders against its directors and officers even though such actions, if successful, might otherwise benefit it and its shareholder.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Certain directors and officers of the Company reside outside of Canada and some or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for shareholders to effect service of process within Canada upon such persons.

Risks Related to Ownership

Voting Control

As a result of the Multiple Voting Shares held by Mr. Murphy, he exercises a significant majority of the voting power in respect of the outstanding shares of the Company (collectively, the “Company Shares”). The Subordinate Voting Shares are entitled to one vote per share, the Proportionate Voting Shares are entitled to 40 votes per share, and the Multiple Voting Shares are entitled to 3,000 votes per share. As a result, Mr. Murphy has the ability to control the outcome of all matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Company. This concentrated control could delay, defer, or prevent a change of control of the Company, arrangement or amalgamation involving the Company or sale of all or substantially all of the assets of the Company that its other shareholders support. Conversely, this concentrated control could allow Mr. Murphy, as the holder of the Multiple Voting Shares, to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holder of the Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

Unpredictability Caused by Voting Control

Although other companies have dual class or multiple voting share structures, given the unique capital structure of the Company and the concentration of voting control held by the Mr. Murphy, as the sole holder of the Multiple Voting Shares, this structure and control could result in a lower trading price for or greater fluctuations in the trading price of the Subordinate Voting Shares, or may result in adverse publicity to the Company or other adverse consequences.

The Company is a Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of the Subsidiaries in each of the markets they operate in. As a result, investors in the Company will be subject to the risks attributable to the Subsidiaries. As a holding company, the Company conducts substantially all of its business through the Subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of the Subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those Subsidiaries before the Company, which may have an adverse effect on the business, prospects, result of operation and financial condition of the Company.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur. The market price of the Subordinate Voting Shares could be subject to significant fluctuations in response to variations in quarterly and annual operating results, the results of any public announcements the Company makes, general economic conditions, and other factors. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Subordinate Voting Shares.

Dividends

Holders of the Company Shares will not have a right to dividends on such shares unless declared by the Board. It is not anticipated that the Company will pay any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The declaration of dividends is at the discretion of the Board, even if the Company has sufficient funds, net of its liabilities, to pay such dividends, and the declaration of any dividend will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company and the Company’s revenue per share. The Board has discretion to determine the price and the terms of further issuances. Moreover, additional Subordinate Voting Shares will be issued by the Company on the exercise of options under the Company’s Omnibus Incentive Plan, upon the exercise of the outstanding warrants and upon the redemption of outstanding Units. Moreover, additional Subordinate Voting Shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company, USCo, USCo2 and High Street in accordance with their terms. The Company may also issue Subordinate Voting Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares.

Costs of Maintaining a Public Listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

United States Tax Classification of the Company

Although the Company is and will continue to be a British Columbia company, the Company intends to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the Code, to be treated as being resident of Canada under the Income Tax Act (Canada) (the “Tax Act”). As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Company will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Company’s non-U.S. holders of Subordinate Voting Shares upon a disposition of Subordinate Voting Shares generally depends on whether the Company is classified as a United States real property holding corporation (a “USRPHC”) under the Code. The Company believes that it is not currently, and has never been, a USRPHC. However, the Company has not sought and does not intend to seek formal confirmation of its status as a non-USRPHC from the IRS. If the Company ultimately is determined by the IRS to constitute a USRPHC, its non-U.S. holders of the Subordinate Voting Shares may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

Risks Related to the Company’s Organizational Structure

The Company’s principal asset is its indirect interest in High Street and, accordingly, the Company will depend on distributions from High Street to pay its taxes and expenses. High Street’s ability to make such distributions may be subject to various limitations and restrictions.

The Company is a holding company and has no material assets other than its indirect ownership of Units. As such, the Company has no independent means of generating revenue or cash flow. The Company has determined that High Street will be a variable interest entity (a “VIE”) and that it will be the primary beneficiary of High Street. Accordingly, pursuant to the VIE accounting model, the Company will consolidate High Street in its consolidated financial statements. In the event of a change in accounting guidance or amendments to the A&R LLC Agreement resulting in the Company no longer having a controlling interest in High Street, the Company may not be able to consolidate High Street’s results of operations with its own, which would have a material adverse effect on the Company’s results of operations. Moreover, the Company’s ability to pay its taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of High Street and the Subsidiaries and distributions it receives indirectly from High Street. There can be no assurance that any of High Street or the Subsidiaries will generate sufficient cash flow to distribute funds to the Company or that applicable state law and contractual restrictions will permit such distributions.

High Street will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the holders of Units. Accordingly, holders of Units will incur income taxes on their allocable share of any net taxable income of High Street. Under the terms of the A&R LLC Agreement, High Street will be obligated to make tax distributions to holders of Units. USCo intends, as its manager, to cause High Street to make cash distributions to the owners of Units in an amount sufficient to (i) fund their tax obligations in respect of taxable income allocated to them, and (ii) cover the operating expenses of USCo, USCo2 and the Company, including payments under the Tax Receivable Agreement. However, High Street’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which High Street is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering High Street insolvent. If the Company does not have sufficient funds to pay tax or other liabilities or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. In addition, if High Street does not have sufficient funds to make distributions, the Company’s ability to declare and pay cash dividends will also be restricted or impaired.

The Tax Receivable Agreement requires USCo to make cash payments to the Tax Receivable Recipients in respect of certain tax benefits to which USCo may become entitled, and USCo expects that the payments USCo will be required to make will be substantial.

USCo is a party to the Tax Receivable Agreement. Under the Tax Receivable Agreement, USCo is required to make cash payments to the Tax Receivable Recipients equal to 65% of the tax benefits, if any, that USCo actually realizes, or in certain circumstances is deemed to realize, as a result of (i) the increases in its share of the tax basis of assets of High Street resulting from any redemptions or exchanges of Units from the High Street Members, and (ii) certain other tax benefits related to USCo making payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that USCo makes to the Tax Receivable Recipients under the Tax Receivable Agreement will vary, it expects those payments will be significant. Any payments made by USCo to the Tax Receivable Recipients under the Tax Receivable Agreement may generally reduce the amount of overall cash flow that might have otherwise been available to it. Furthermore, USCo’s future obligation to make payments under the Tax Receivable Agreement could make the Company a less attractive target for an acquisition. Payments under the Tax Receivable Agreement are not conditioned on any Tax Receivable Recipient’s continued ownership of Units or the Company Shares after the Transaction.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Units, the amount of gain recognized by such holders of Units, the amount and timing of the taxable income USCo generates in the future, and the federal tax rates then applicable.

The Company’s Chief Executive Officer, Mr. Murphy, has control over all shareholder decisions because he controls a substantial majority of the combined voting power of the Company Shares. This will limit or preclude others’ ability to influence corporate matters, including the election of directors, amendments of the Company’s organizational documents and any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring shareholder approval.

The Company’s Chief Executive Officer, Mr. Murphy, owns 100% of the Multiple Voting Shares, which provide voting control to Mr. Murphy. As a result, Mr. Murphy has the ability to substantially control the Company, including the ability to control any action requiring the general approval of its shareholders, including the election of the Board, the adoption of amendments to its Articles and the approval of any merger or sale of substantially all of its assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of the Company and may make some transactions more difficult or impossible without his support, even if such events are in the best interests of minority shareholders. This concentration of voting power with Mr. Murphy may have a negative impact on the price of the Company Shares.

As the Company’s Chief Executive Officer, Mr. Murphy has control over the day-to-day management and the implementation of major strategic investments, subject to authorization and oversight by the Board. As a member of the Board, Mr. Murphy owes fiduciary duties to the Company, including those of care and loyalty, and must act in good faith and with a view to the interests of the Company. As a shareholder, even a controlling shareholder, Mr. Murphy will be entitled to vote his Company Shares, and Company Shares over which he has voting control, in his own interests, which may not always be in the interests of the Company’s shareholders generally. Because Mr. Murphy holds most of his economic interest in the Company’s business through High Street, rather than through the Company, he may have conflicting interests with holders of the Company Shares. For example, Mr. Murphy may have different tax positions from the Company, which could influence his decisions regarding whether and when the Company should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when the Company should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Company. In addition, the significant ownership of Mr. Murphy in the Company and his resulting ability to effectively control the Company may discourage someone from making a significant equity investment in the Company, or could discourage transactions involving a change in control, including transactions in which holders of the Company Shares might otherwise receive a premium for their shares over the then-current market price.

The Company’s organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of the Company Shares to the same extent as they will benefit the Tax Receivable Recipients.

The Company’s organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of the Company Shares to the same extent as it will benefit the Tax Receivable Recipients. High Street is a party to the Tax Receivable Agreement, which provides for the payment by USCo to the Tax Receivable Recipients of 65% of the amount of tax benefits, if any, that High Street actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of High Street resulting from any redemptions or exchanges of Units from the High Street Members, and (ii) certain other tax benefits related to USCo making payments under the Tax Receivable Agreement. An additional 20% of such tax benefits will be paid to certain executives of High Street upon the Tax Receivable Bonus Plan. Although USCo will retain 15% of the amount of such tax benefits, this and other aspects of the Company’s organizational structure may adversely impact the Company’s financial results.

In certain cases, payments under the Tax Receivable Agreement to the Tax Receivable Recipients may be accelerated or significantly exceed the actual benefits USCo realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, USCo elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that USCo would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) USCo could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if it elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, USCo’s obligations under the Tax Receivable Agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control of the Company. There can be no assurance that USCo will be able to fund or finance its obligations under the Tax Receivable Agreement.

USCo will not be reimbursed for any payments made to the Tax Receivable Recipients in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that USCo determines, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions USCo takes, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then USCo will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Tax Receivable Recipient that directly or indirectly owns at least 10% of the outstanding Units. USCo will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement in the event that any tax benefits initially claimed by USCo and for which payment has been made are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by USCo to a Tax Receivable Recipient will be netted against any future cash payments that USCo might otherwise be required to make under the terms of the Tax Receivable Agreement. However, USCo might not determine that USCo has effectively made an excess cash payment to a Tax Receivable Recipient for a number of years following the initial time of such payment and, if any of USCo tax reporting positions are challenged by a taxing authority, USCo will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that USCo realizes in respect of the tax attributes with respect to a Tax Receivable Recipient that are the subject of the Tax Receivable Agreement.

Fluctuations in the Company’s tax obligations and effective tax rate and realization of the Company’s deferred tax assets may result in volatility of the Company’s operating results.

The Company will be subject to taxes by the Canadian federal, state, local and foreign tax authorities, and the Company’s tax liabilities will be affected by the allocation of expenses to differing jurisdictions. The Company records tax expenses based on estimates of future earnings, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. The Company expects that throughout the year there could be ongoing variability in the quarterly tax rates as events occur and exposures are evaluated. The Company’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of share-based compensation;

•	changes in tax laws, regulations or interpretations thereof; or

•

future earnings being lower than anticipated in countries where the Company has lower statutory tax rates and higher than anticipated earnings in countries where the Company has higher statutory tax rates.

In addition, the Company’s effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which the Company, High Street and the Subsidiaries operate, fluctuations in valuation allowances, deductibility of certain items, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact the Company’s current or future tax structure and effective tax rates. The Company, High Street or any Subsidiary may be subject to audits of income, sales, and other transaction taxes by federal, state, local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on the Company’s operating results and financial condition of the Company, High Street or the Subsidiaries.

If the Company were deemed to be an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), as a result of its ownership of High Street, applicable restrictions could make it impractical for the Company to continue its business as contemplated and could have a material adverse effect on its business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Company does not believe it is an “investment company,” as such term is defined in either of those sections of the 1940 Act.

The Company indirectly controls and operates High Street. On that basis, the Company believes that its interest in High Street is not an “investment security” as that term is used in the 1940 Act. However, if the Company were to cease participation in the management of High Street, its interest in the Company could be deemed an “investment security” for purposes of the 1940 Act.

The Company and High Street intend to conduct their operations so that the Company will not be deemed an investment company. However, if the Company were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on the Company’s capital structure and the Company’s ability to transact with affiliates, could make it impractical for the Company to continue its business as contemplated and could have a material adverse effect on the Company’s business.

DIVIDENDS

The Company is not required to pay dividends, and does not intend to pay dividends on the Company Shares for the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend, among other things, on the Company’s financial condition, earnings, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board considers relevant. The Company’s ability to pay dividends may be affected by U.S. state and federal regulations. See “Risk Factors”.

Notwithstanding the foregoing, pursuant to the Tax Receivable Agreement and the Tax Receivable Bonus Plan, certain High Street Members are entitled to payments of certain tax benefits . See “General Development of the Business – Company’s Structure Following Completion of the Transaction”.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Multiple Voting Shares. The outstanding capital of the Corporation as at February 14, 2019 consists of: (i) 37,893,946 Subordinate Voting Shares; (ii) 1,039,345.35 Proportionate Voting Shares, and (iii) 168,000 Multiple Voting Shares. The issued and outstanding Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares represent approximately 6.49%, 7.13% and 86.38% respectively of the aggregate voting rights attached to the Company Shares.

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, alter or amend its Articles if the result would prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares are entitled to receive as and when declared by the Board, dividends in cash or property of the Company. No dividend may be declared on the Subordinate Voting Shares unless the Company simultaneously declares dividends on the Proportionate Voting Shares in an amount equal to the dividend declared on the Subordinate Voting Shares, multiplied by 40, and on the Multiple Voting Shares in the amount of the dividend declared on the Subordinate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares are entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share, divided by 40; and (ii) the amount of such distribution per Multiple Voting Share.

Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company, now or in the future.

There may no subdivision or consolidation of the Subordinate Voting Shares unless, simultaneously, the Proportionate Voting Shares and Multiple Voting Shares are subdivided or consolidated utilising the same divisor or multiplier.

Proportionate Voting Shares

Holders of Proportionate Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Proportionate Voting Shares are entitled to 40 votes in respect of each Proportionate Voting Share held.

As long as any Proportionate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Proportionate Voting Shares and Multiple Voting Shares by separate special resolution, alter or amend its Articles if the result would be to prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Multiple Voting Shares is required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares has one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend may be declared on the Proportionate Voting Shares unless the Company simultaneously declares dividends on the Subordinate Voting Shares in an amount equal to the dividend declared per Proportionate Voting Shares divided by 40, and on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by 40.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares are entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares in an amount equal to the amount of such distribution per Subordinate Voting Share and Multiple Voting Share, multiplied by 40.

Holders of Proportionate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company, now or in the future.

There may be no subdivision or consolidation of the Proportionate Voting Shares unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated using the same divisor or multiplier.

Each Proportionate Voting Share is convertible, at the option of the holder thereof, into 40 Subordinate Voting Shares. The ability to convert the Proportionate Voting Shares and Multiple Voting Shares is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote.

Multiple Voting Shares provide voting control to Mr. Murphy. As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, alter or amend its Articles if the result would be to prejudice or interfere with any right or special right attached to the Multiple Voting Shares, or affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided in the Articles. Consent of the holders of a majority of the outstanding Multiple Voting Shares is required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held.

Holders of Multiple Voting Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend may be declared on the Multiple Voting Shares unless the Company simultaneously declares dividends: (i) on the Subordinate Voting Shares, in an amount equal to the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares, in an amount equal to the dividend declared per Subordinate Voting Share, multiplied by 40.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares are entitled to participate pari passu with the holders of Proportionate Voting Shares and Subordinate Voting Shares, in an amount equal to: (i) the amount of such distribution per Proportionate Voting Share, divided by 40; and (ii) the amount of such distribution per Subordinate Voting Share.

Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Company now or in the future.

No Multiple Voting Share are permitted to be transferred by the holder thereof without the prior written consent of the Board.

There may be no subdivision or consolidation of the Multiple Voting Shares unless, simultaneously, the Subordinate Voting Shares and Proportionate Voting Shares are subdivided or consolidated utilizing the same divisor or multiplier.

Each Multiple Voting Share is convertible, at the option of the holder, into one Subordinate Voting Share. Each Multiple Voting Share will automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon the earliest of the date that (i) the aggregate number of Multiple Voting Shares held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with its affiliates on the date of completion of the Transaction, (ii) the aggregate number of Units held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Units held by such holder together with its affiliates on the date of completion of the Transaction, and (iii) is five (5) years following completion of the Transaction.

Coattail Provisions

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)

required, pursuant to applicable securities legislation or the rules of, any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). Fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than 40.

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer. If the Subordinate Voting Share Conversion Right is exercised, the Company will procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder. If the holder withdraws such Proportionate Voting Shares from deposit under the Offer, or the Offer is abandoned, withdrawn or terminated by the offeror, or the Offer expires without the offeror taking up and paying for the Proportionate Voting Shares, then the Proportionate Voting Shares acquired upon conversion shall automatically reconvert to Subordinate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share, without further action on the part of the holder.

Coattail Agreement

The Company, Odyssey Trust Company as trustee for the benefit of the holders of Subordinate Voting Shares (in such capacity, the “Trustee”), Mr. Murphy and Murphy Capital, LLC (together, the “MVS Shareholders”) have entered into a coattail agreement dated November 14, 2018 (the “Coattail Agreement”) under which the MVS Shareholders, as the only holders of Multiple Voting Shares, and holders of Units, are prohibited from selling, directly or indirectly, any Multiple Voting Shares or Units pursuant to a takeover bid, if applicable securities legislation would have required the same offer to be made to holders of Subordinate Voting Shares (“SVS Shareholders”) had the sale been a sale of Subordinate Voting Shares rather than Multiple Voting Shares or Units. The prohibition does not apply if a concurrent offer is made to purchase Subordinate Voting Shares if: (i) the price per Subordinate Voting Share under such concurrent offer is at least as high as the price to be paid for the Multiple Voting Shares or Units, assuming their conversion to Subordinate Voting Shares; (ii) the percentage of Subordinate Voting Shares to be taken up under such concurrent offer is at least as high as the percentage of Multiple Voting Shares or Units to be sold; (iii) such concurrent offer is unconditional, other than the right not to take up and pay for any Subordinate Voting Shares tendered if no Multiple Voting Shares or Units are purchased; and (iv) such concurrent offer is in all other material respects identical to the offer for Multiple Voting Shares or Units. The Coattail Agreement does not apply to prevent the sale or transfer of Units to Mr. Murphy and members of his immediate family, or a person or company controlled by Mr. Murphy or a member of his immediate family. If SVS Shareholders representing not less than 10% of the then outstanding Subordinate Voting Shares determine that the MVS Shareholders or the Company have breached or intend to breach any provision of the Coattail Agreement, they may by written requisition require the Trustee to take such action as is specified in the requisition in connection with the breach or intended breach, and the Trustee is to forthwith take such action or any other action it considers necessary to enforce its rights under the Coattail Agreement on behalf of the SVS Shareholders. The obligation of the Trustee to take such action on behalf of the SVS Shareholders is conditional upon the provision to the Trustee of such funds and indemnity as it may reasonably require in respect of any costs or expenses it may incur in connection with such action. SVS Shareholders may not institute any action or proceeding, or exercise any other remedy to enforce rights under the Coattail Agreement unless they have submitted such a requisition, and provided such funds and indemnity, to the Trustee, and the Trustee shall have failed to act within 30 days of receipt thereof.

MARKET FOR SECURITIES

Trading Price and Volume

The Subordinate Voting Shares are listed on the CSE under the symbol “ACRG.U”, on the OTCQX® Best Market by OTC Markets Group under the symbol “ACRGF” and on the Frankfurt Stock Exchange under the symbol “0VZ”. The shares of Applied Inventions were not listed or posted for trading on any stock exchange prior to completion of the Transaction.

The following table sets out trading information for the Subordinate Voting Shares on the CSE from November 15, 2018 (the date of their initial trading) up to the date of this AIF.1

Period	Price Range (US$)		Volume (#)
	High	Low
November 15 – 30, 2018	26.90	18.00	3,242,550
December 1 - 31, 2018	22.75	11.99	3,127,030
January 1 – 31, 2019	25.08	16.90	1,963,300
February 1 – 14, 2019	24.75	18.49	1,785,000

Note:
(1) Source: TMX Money

Prior Sales of Unlisted Securities

In connection with the completion of the Transaction on November 14, 2018, 1,445,879 Proportionate Voting Shares and 168,000 Multiple Voting Shares were issued at a deemed value of US$25.00 per share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The Company is not subject to escrow requirements under the policies of the CSE. Directors, officers and certain shareholders of the Company entered into lock-up agreements (each, a “Lock Up”) pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, to certain restrictions on the resale of their Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, as applicable.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out the names, provinces or states and country of residence of the directors and executive officers of the Company, their positions and offices with the Company, the dates since which they have served as a director or executive officer of the Company and their present principal occupations as at the date of this AIF.

The Company’s directors were elected at a meeting of the shareholders of Applied Inventions held on November 6, 2018, and will hold office until the Company’s next annual general meeting of shareholders, unless they resign or are removed by the shareholders prior to such time.

Name and Residence(1)	Position and Offices Held with the Company	Director or Officer Since	Principal Occupation(1)
John Boehner (2) Marco Island, Florida	Director	November 2018	Former Speaker of the U.S. House of Representatives
William F. Weld Canton, Massachusetts	Director	November 2018	Former Governor of Massachusetts
Kevin P. Murphy(2)(3) New York, New York	Director & Chief Executive Officer	November 2018	Chief Executive Officer, High Street
Larissa L. Herda(2) Castle Rock, Colorado	Director	November 2018	Former Chairman and Chief Executive Officer of TW Telecom Inc.
Douglas Maine(3) Bedford Corners, New York	Lead Independent Director	November 2018	Director of Ablemarle Corporation
Brian Mulroney(2) Montreal, Quebec	Director	November 2018	Senior Partner and Consultant, Norton Rose Fulbright
William C. Van Faasen(3) Boston, Massachusetts	Director	November 2018	Chair Emeritus of Blue Cross Shield of Massachusetts; Chair of the Board of Directors of Blue Cross Shield of Massachusetts
George Allen Clinton Corners, New York	President	November 2018	President, High Street
Glen Leibowitz New York, New York	Chief Financial Officer	November 2018	Chief Financial Officer, High Street
Robert Daino Manlius, New York	Chief Operating Officer	November 2018	Chief Operating Officer, High Street
James A. Doherty Scranton, Pennsylvania	General Counsel & Secretary	November 2018	General Counsel, High Street
Harris Damashek Greenwich, Connecticut	Chief Marketing Officer	November 2018	Chief Marketing Officer, High Street

Notes:
(1) The information as to municipality of residence and principal occupation has been furnished by the respective directors and officers of the Company individually.
(2) Member of the Compensation and Corporate Governance Committee.
(3) Member of the Audit Committee.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 423,900 Subordinate Voting Shares, 119,284.2 Proportionate Voting Shares, 168,000 Multiple Voting Shares and 19,632,908 Units representing approximately 1.12%, 11.48%, 100.00% and 20.61% of the outstanding Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Units, respectively, before giving effect to the exercise of options, restricted share units and other convertible securities of the Company held by such directors and officers. The statement as to the number of securities beneficially owned, or over which a director or executive officer exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the directors and executive officers.

Biographical Information

John A. Boehner, Director (age 69): John A. Boehner is a former Speaker of the U.S. House of Representatives. Mr. Boehner served in the U.S. House of Representatives from 1991 to October 2015 and served as Speaker of the U.S. House of Representatives from January 2011 to October 2015. Prior to entering public service, Speaker Boehner spent years running a small business representing manufacturers in the packaging and plastics industry. He championed a number of major reform projects as a Member of Congress. During his nearly five years as Speaker, Mr. Boehner developed a reputation for bringing Republicans and Democrats together in support of major policy initiatives.

William F. Weld, Director (age 73): William F. Weld served as Governor of Massachusetts from January 1991 to July 1997. Mr. Weld was the Vice Presidential nominee for the Libertarian Party during the 2016 U.S. Presidential campaign. Prior to serving as governor of Massachusetts, Mr. Weld served as the U.S. Attorney for Massachusetts from 1981 until 1986, when he was appointed by President Reagan to lead the Criminal Division of the Department of Justice in Washington, D.C., where he served until 1988. Prior to his service as a U.S. Attorney, Mr. Weld served as a staff member of the U.S. House of Representatives (during which time he participated in the Nixon impeachment proceedings) and the U.S. Senate. Governor Weld is a member of the Council on Foreign Relations in New York and served by appointment of the President on the U.S. Holocaust Memorial Council. He serves as an associate member of the InterAction Council, a working society of former heads of state from throughout the world, which reports on issues of global concern such as energy, food, water, nuclear proliferation, and religious sectarianism.

Kevin P. Murphy, Director and Chief Executive Officer (age 56): Kevin P. Murphy is currently the Chief Executive Officer of the Company, a Managing Member of High Street Capital Partners Management and the Managing Member and Chief Executive Officer of High Street. Prior to his role at High Street, Mr. Murphy was most recently a Founding Member and Managing Partner of Tandem Global Partners, a boutique investment firm focused on the emerging markets. Previously Mr. Murphy was Managing Partner at Stanfield Capital Partners, where he served as a member of the Operating and Management team that oversaw all aspects of Stanfield’s business, including risk management, sales and distribution, client services, legal, compliance and operations. Mr. Murphy also previously worked at Gleacher NatWest (Partner and Dir. of Marketing), Schroders (Sr. VP of Sales), Lazard Freres (VP) and Cantor Fitzgerald (VP). Mr. Murphy graduated with a B.A. from Holy Cross College.

Larissa L. Herda, Director (age 60): Larissa L. Herda served as the Chairman of TW Telecom Inc. (formerly, Time Warner Telecom Inc.) from June 2001 to November 2014 and as its Chief Executive Officer from June 1998 to November 2014. Prior to her appointment as Chief Executive Officer, Ms. Herda served as Senior Vice President of Sales and Marketing at TW Telecom Inc. from March 1997. Ms. Herda served as a member of the President’s National Security Telecommunications Advisory Committee, and chair of the Federal Communications Commission’s Communications, Security, Reliability and Interoperability Council. Ms. Herda was also Chairman of the Denver Branch of the Federal Reserve of Kansas City and served as a member of the Colorado Innovation Network advisory board, appointed by Colorado Gov. John Hickenlooper, and as a Member of the Advisory Board at University of Colorado Leeds School of Business. Ms. Herda is a graduate of the University of Colorado.

The Right Honorable Brian Mulroney, Director (age 79): Brian Mulroney is a senior partner and international business consultant for Norton Rose Fulbright. Prior to joining Norton Rose Fulbright, Mr. Mulroney was the eighteenth Prime Minister of Canada from 1984 to 1993 and leader of the Progressive Conservative Party of Canada from 1983 to 1993. He served as the Executive Vice President of the Iron Ore Company of Canada and President beginning in 1977. Prior to that, Mr. Mulroney served on the Cliché Commission of Inquiry in 1974. Mr. Mulroney is the Chairman of Quebecor Inc. and serves as a director of the Blackstone Group L.P. and Wyndham Worldwide Corporation. Mr. Mulroney also serves as chairman of the International Advisory Board of Barrick Gold Corporation and is a member of the advisory group of Lion Capital LLP.

Douglas L. Maine, Director (age 70). Douglas L. Maine joined International Business Machines Corporation (“IBM”) in 1998 as Chief Financial Officer following a 20-year career with MCI (now part of Verizon) where he was Chief Financial Officer from 1992-1998. He was named General Manager of ibm.com in 2000 and General Manager, Consumer Products Industry in 2003 and retired from IBM in 2005. Mr. Maine currently serves as a director of Albemarle Corporation and previously served as a director of the following public companies: Orbital-ATK, Inc. from 2006-2017, BroadSoft, Inc. from 2006-2017 and Rockwood Holdings, Inc. from 2005-2015.

William C. Van Faasen, Director (age 70): William C. Van Faasen served as Chairman of Blue Cross Blue Shield of Massachusetts from 2002 to 2007, interim President and Chief Executive Officer from March 2010 to September 2010 and Chair of the Board of Directors from September 2010 to March 2014 when he was named, and currently serves as, Chair Emeritus. Mr. Van Faasen joined Blue Cross in 1990 as Executive Vice President and Chief Operating Officer and served as President from 1992 to 2004 and Chief Executive Officer from 1992 to 2005. Mr. Van Faasen has served in operational, marketing, and health care capacities for over 20 years and has been engaged in numerous civic and community activities, including Chair of the Initiative for a New Economy, Chair of Greater Boston Chamber of Commerce and Chair of United Way Massachusetts Bay. Mr. Van Faasen currently serves as a board member of Eversource Energy and the lead director of Liberty Mutual Group. Previously, Mr. Van Faasen served on the boards of Boston Private Industry Council, the Boston Minuteman Council, Boy Scouts of America, the BCBSMA Foundation, BankBoston, Citizens Bank of Massachusetts, IMS Health, PolyMedica Corporation and Tier Technologies.

George M. Allen, President (age 43): George Allen is currently the President of the Company and High Street and previously served as High Street’s Chief Financial Officer. Mr. Allen was previously Chief Investment Officer of Cambridge Information Group (“CIG”), a large, multi-strategy, New York-based family office where he managed a portfolio of private and public direct investments as well as a collection of indirect investments. Prior to CIG, Mr. Allen spent nine years at Warburg Pincus where he managed investments in the communication, media and technology sectors. Before that, Mr. Allen was an associate at Goldman Sachs in New York and Hong Kong, where he invested capital in distressed securities. Mr. Allen has a B.S. in Mechanical Engineering from Yale University.

Glen S. Leibowitz, Chief Financial Officer (age 49): Glen Leibowitz is currently the Chief Financial Officer of the Company and High Street and joined High Street in 2018 as its Chief Financial Officer. Prior to joining High Street, Mr. Leibowitz spent nine years at Apollo Global Management, LLC, where he held various key roles within the finance organization, including the accounting lead in taking the organization public in 2011. Prior to Apollo, Mr. Leibowitz spent almost ten years at PricewaterhouseCoopers focused on multiple complex foreign registrant financial statements and client IPO documents across sectors including: alternative asset managers, Internet/software, telecommunications, pharmaceutical, and mining. Mr. Leibowitz serves on the board of directors and is the audit committee chair for PowerPlay NYC, a not-for-profit organization dedicated to inspiring and educating girls through one-of-a kind sports and academic enrichment programs. Mr. Leibowitz has a B.S. in Accounting from Queens College.

Robert J. Daino, Chief Operating Officer (age 54): Robert Daino is currently the Chief Operating Officer of the Company and High Street. Prior to joining High Street, Mr. Daino was President and Chief Executive Officer of WCNY Public Media, a New York area public media company with five broadcast television stations and three digital radio stations. Before that, Mr. Daino was President and Chief Executive Officer of Promergent, a management software and services provider to utilities and governmental entities. From 1982 to 1995, Mr. Daino served in various roles at General Electric, including software engineer, project manager and also in a management role.

James A. Doherty, General Counsel & Secretary (age 39): James A. Doherty, III is currently the General Counsel & Secretary of the Company and General Counsel of High Street. Prior to joining High Street, Mr. Doherty was an attorney at Scanlon, Howley & Doherty, P.C. While at Scalon, Howley & Doherty, Mr. Doherty represented a variety of clients in the highly regulated gaming and casino industry before both courts of competent jurisdiction along with regulatory agencies. In addition, his practice also had an emphasis in professional liability cases, specifically corporate defense, medical malpractice, general liability, products liability, civil rights, and employment and labor disputes. Mr. Doherty also acted as special counsel to a number of public entities and municipal entities. Mr. Doherty maintained an active appellate practice having successfully argued cases before the Superior Court, Commonwealth Court and Supreme Court of Pennsylvania. Mr. Doherty served as a law clerk for the Honorable Thomas I. Vanaskie, United States Court of Appeals for the Third Circuit. Mr. Doherty also served as special counsel to the Executive Director of the Pennsylvania Gaming Control Board. Mr. Doherty graduated from the Holy Cross College with B.A. in History and received his J.D. from Georgetown University.

Harris Damashek, Chief Marketing Officer (age 43): Harris Damashek is currently the Chief Marketing Officer of the Company and High Street with 20 years marketing experience. Mr. Damashek joined High Street from Anheuser-Busch InBev’s Disruptive Growth Group, where he launched several global e-commerce pilots and stewarded marketing and brand efforts for the team’s 20+ global craft beer acquisitions. Previously, Mr. Damashek founded and managed his own design agency, Damashek Consulting, for almost 15 years, working with spirits, fashion, CPG, automotive, tech and luxury clients. He also founded Underground Eats – a ground-breaking experiential dining start-up working with some of the top culinary talents and brands in the country.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1.

is, as of the date of this Annual Information Form, or has been within the last ten (10) years of the date of this Annual Information Form, a director, chief executive officer or chief financial officer or any company that while acting in such capacity, the company:

(a)

was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or,

(b)

was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or,

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

2.

has, within the ten (10) years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as described below, to the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

1.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or,

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On January 11, 2016, Mr. Murphy entered into an agreement to settle a matter in connection with a routine FINRA examination of a broker-dealer firm formerly owned, in part, by Mr. Murphy. FINRA alleged that Mr. Murphy failed to inform the firm’s compliance officer or receive pre-approval for the sale of his securities. Mr. Murphy agreed, without admitting or denying the findings and without adjudication of any issue of law or fact, to a 12 month suspension from acting as a broker and a contingent fine payable upon Mr. Murphy’s re-registration, notwithstanding that Mr. Murphy resigned his position with the broker dealer in January 2014. Mr. Murphy does not intend to re-register as broker now or in the future.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

Certain conflicts of interest may arise from time to time between Mr. Murphy and the Company. See “Risk Factors - Risks Related to the Company’s Organizational Structure”.

PROMOTERS

Mr. Murphy may be considered a promoter of the Company, as he has taken the initiative in reorganizing and financing the business of the Company pursuant to the Transaction. Other than as disclosed in this AIF, there is nothing of value, including money, property, contracts, options or rights of any kind received or to be received by Mr. Murphy directly or indirectly from the Company, High Street or any Subsidiary, nor any assets, services or other consideration received or to be received by the Company, High Street or any Subsidiary in return. Other than disclosed in the Listing Statement, no asset has been acquired within the Company’s two most recently completed financial years or during the Company’s current financial year, or is to be acquired by the Company, High Street or any Subsidiary, from Mr. Murphy.

Mr. Murphy beneficially owns, controls or directs, 168,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares, 113,102 Proportionate Voting Shares, representing 10.88% of the issued and outstanding Proportionate Voting Shares, 540,000 stock options exercisable into 540,000 Subordinate Voting Shares, and 15,957,908 Units of High Street, which Units may be redeemed for Subordinate Voting Shares or, at the Company’s option, cash. See “General Development of the Business – Company’s Structure Following Completion of the Transaction”. In addition, Mr. Murphy will receive compensation in his capacity as an officers of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than the legal proceeding summarized below, there are no material legal proceedings or regulatory actions that the Company is or was a party to, or that any of its property is or was the subject of, during the year ended August 31, 2018, and no such proceedings are known by the Company to be contemplated.

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire State Holdings LLC, NY Medicinal Research & Caring, LLC (each, a wholly-owned subsidiary of High Street) and High Street. The Index Number for the action is 655480/2018. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and High Street. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

High Street intends to vigorously defend this action, which the Company firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by High Street. High Street is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller. EPMMNY filed an amended complaint on January 31, 2019. The deadline to respond is April 1, 2019.

The Company is not aware of any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, or any settlement agreements the Company has entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no director or executive officer of the Company, no shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the voting securities of the Company, nor any associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company that has materially affected or is reasonably expected to materially affect the Company or any of its Subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Odyssey Trust Company located at 835 - 409 Granville Street, Vancouver, BC V6C 1T2, Canada.

MATERIAL CONTRACTS

There are no contracts entered into by the Company during the twelve month period ending August 31, 2018 which are material or entered into before the twelve month period ending August 31, 2018 but are still in effect which are material. Subsequent to August 31, 2018, the Company or High Street, or a subsidiary thereof, as applicable, has entered into the following material contracts:

1.	Definitive Agreement

2.	A&R LLC Agreement

3.	Acreage Support Agreement

4.	USCo2 Support Agreement

5.	Tax Receivable Agreement

6.	Coattail Agreement

7.	Agreement and Plan of Merger, by and among the Company, Wonka Merger Sub, Inc., Form Factory and MacArthur investments, LLC, dated December 5, 2018

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

As of the date hereof, the Audit Committee consists of William Van Faasen (Chair), Douglas Maine and Kevin Murphy. Each member of the Audit Committee, other than Mr. Murphy, is “independent”, and each is “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

Relevant Education and Experience

Each member of the Audit Committee has experience relevant to his responsibilities as an Audit Committee member. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

The Company relies on the exemption in section 6.1 of NI 52-110.

Audit Committee’s Charter

The Audit Committee’s principal duties and responsibilities include assisting the Board in discharging the oversight of: (i) the integrity of the Company’s consolidated financial statements and accounting and financial processes and the audits of the Company’s consolidated financial statements; (ii) compliance with legal and regulatory requirements; (iii) external auditors’ qualifications and independence; (iv) the work and performance of financial management and external auditors; and (v) system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the Board. The Audit Committee has access to all books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee also reviews and approves all related-party transactions and prepares reports for the Board on such related-party transactions and is responsible for the pre-approval of all non-audit services to be provided by the Company’s auditors.

In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members. The full text of the Audit Committee’s charter is disclosed in Schedule “A”.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s charter attached hereto as Schedule “A”.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by Applied Inventions’ external auditor, RSM Canada LLP, for the financial years ended August 31, 2018 and 2017.

	August 31, 2018	August 31, 2017
Audit Fees	C$10,000	C$10,400
Audit Related Fees	C$695	C$260
Tax Fees	C$1,500	Nil
All Other Fees	Nil	Nil

INTERESTS OF EXPERTS

The auditors of the Company are MNP LLP, Chartered Professional Accountants at its office located at 111 Richmond Street West #300, Toronto, Ontario M5H 2G4.

Prior to the Transaction, the auditors of Applied Inventions were RSM Canada LLP, at its office located at 11 King Street West, Suite 700, Toronto, Ontario M5H 4C7.

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an associate or affiliate of the Company and no such person is a promoter of the Company or an associate or affiliate of the Company. RSM Canada LLP was independent of the Company during the Company’s most recently completed financial year end in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario. MNP LLP, Chartered Professional Accountants, is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under its profile on SEDAR at www.sedar.com.

Additional information relating to the Company, including with respect to director’s and officers’ remuneration and indebtedness, principal holders of its securities, and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its next annual meeting of security holders that involves the election of directors.

Additional financial information for Applied Inventions is provided in the audited annual consolidated financial statements and management’s discussion and analysis for the year ended August 31, 2018, which are available for viewing under the Company’s profile on SEDAR at www.sedar.com. Additional financial information for the Company is provided in High Street’s unaudited interim consolidated financial statements and management’s discussion and analysis for the nine months ended September 30, 2018, which are available for viewing under the Company’s profile on SEDAR at www.sedar.com.

SCHEDULE “A”

ACREAGE HOLDINGS, INC.
AUDIT COMMITTEE CHARTER

Adopted: November 14, 2018

1.        RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) of Acreage Holdings, Inc. (the “Corporation”) in fulfilling its oversight responsibilities in relation to:

(a)	the integrity of the Corporation’s financial statements;

(b)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(c)	the qualifications, independence and performance of the Corporation’s auditor;

(d)	the design, implementation and maintenance of internal controls and disclosure controls; and

(e)	any additional matters delegated to the Audit Committee by the Board.

2.        MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Nomination and Governance Committee.

A majority of the members of the Audit Committee will be “independent directors” (“Independent Directors”) as defined in National Instrument 52-110 - Audit Committees, as amended from time to time (“NI 52-110”). In addition, every member of the Audit Committee will be “financially literate” as defined in NI 52-110.

3.        DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by law or delegated to the Audit Committee by the Board.

1.    Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:

(a)	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

(b)	review and approve the auditor’s engagement letter;

(c)

review the independence, experience, qualifications and performance of the auditor, including the engagement and lead partners, in recommending its appointment or reappointment, including considering whether the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

(d)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(e)	at least annually, obtain and review a report by the auditor describing:

(i) the auditor’s internal quality-control procedures, including with regard to safeguarding confidential information;

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review; and

(f)	where appropriate, terminate the auditor.

2.    Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

(a)	review a formal written statement from the auditor describing all of its relationships with the Corporation;

(b)	discuss with the auditor any relationships or services that may affect its objectivity and independence;

(c)

obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(d)	confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

3.    Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee’s responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

4.    Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Audit Committee or the auditor, such as:

(a)	the scope, planning and staffing of the audit;

(b)	the auditor’s materiality threshold for the audit;

(c)	the assessment by the auditor of significant audit risk;

(d)	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

(e)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(f)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(g)	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation;

(h)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(i)	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance;

(j)	critical accounting policies and practices to be used by the Corporation;

(k)

alternative treatments of financial information within generally accepted accounting principles that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(l)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with senior management and their response; and

(m)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Audit Committee.

5.    Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

6.    Review of Audit Fees

The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of support to be provided to the auditor by the Corporation.

7.    Review of Financial Statements

The Audit Committee will review and discuss with senior management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with senior management and the auditor management’s discussion and analysis relating to the annual audited financial statements and interim financial statements. The Audit Committee will also engage the auditor to review the interim financial statements prior to the Audit Committee’s review of such financial statements.

Before recommending any financial statements to the Board for approval, the Audit Committee will satisfy itself that such financial statements, together with the other financial information included in the Corporation’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the relevant date and for the relevant periods.

In conducting its review of the financial statements and related management’s discussion and analysis, the Audit Committee will:

(a)

consider the quality of, and not just the acceptability of, the accounting principles, the reasonableness of senior management’s judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

(b)

discuss any analyses prepared by senior management or the auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of any alternative treatments of financial information that have been discussed with management and the ramification of their use and the auditor’s preferred treatment;

(c)

discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

(d)	consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

(e)

discuss with senior management, the auditor and, if necessary, legal counsel, a report from senior management describing any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(f)

discuss with senior management and the auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

(g)	discuss with the auditor any special audit steps taken in light of material weaknesses in internal control;

(h)	review the results of the audit, including any reservations or qualifications in the auditor’s opinion;

(i)

discuss with the auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the auditor but were “passed” (as immaterial or otherwise), and significant disagreements with senior management;

(j)	discuss with the auditor any issues on which the Corporation’s audit team consulted the auditor’s national office; and

(k)	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

8.    Review of Other Financial Information

The Audit Committee will review:

(a)

all earnings press releases and other press releases containing financial information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the use of “pro forma” or “adjusted” non- GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(b)	all other financial statements of the Corporation that require approval by the Board before they are released to the public;

(c)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements; and

(d)

disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

9.    Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls and procedures that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies. The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

10.  Employees of the Auditor

The Audit Committee will pre-approve the hiring by the Corporation of any partners or employees or former partners or employees of the auditor.

11.  Complaints Procedure

The Audit Committee will review the procedures established by the Board for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

12.  Reporting

The Audit Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

(c)	the adequacy of the Corporation’s internal controls and disclosure controls;

(d)	its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(e)	its review of the annual and interim management’s discussion and analysis;

(f)	the quarterly management’s discussion and analysis, press release and other financial disclosure related thereto that is required to be reviewed by the Audit Committee;

(g)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(h)	the Corporation’s risk assessment and management policies and practices; and

(i)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

4.        MEETINGS

Subject to the Corporation’s by-laws and articles and the requirements under the Business Corporations Act (British Columbia):

1.    Scheduling

The Audit Committee will meet at least four times annually or more frequently as it determines is necessary to fulfill its responsibilities, which will be not less than four times a year. A meeting of the Audit Committee may be called by the Chair of the Audit Committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Audit Committee member or the Corporation’s auditor. Meetings will be held at a location determined by the Chair of the Audit Committee.

2.    Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3.    Agenda

The Chair of the Audit Committee will preside as Chair of each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4.    Distribution of Information

The Chair of the Audit Committee will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5.    Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6.    Quorum

A majority of members will constitute a quorum for any meeting of the Audit Committee.

7.    Voting and Approval

At meetings of the Audit Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair of the Audit Committee will not have a second or casting vote in addition to his or her original vote.

8.    Procedures

Procedures for Audit Committee meetings will be determined by the Chair of the Audit Committee unless otherwise determined by the by-laws of the Corporation or a resolution of the Audit Committee or the Board.

9.    Transaction of Business

The powers of the Audit Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

10.  Absence of Chair

In the absence of the Chair of the Audit Committee at a meeting of the Audit Committee, the members in attendance must select one of them to act as chair of that meeting.

11.  Secretary

The Audit Committee may appoint one of its members or any other person to act as secretary.

12.  Minutes of Meetings

A person designated by the Chair of the Audit Committee at each meeting will keep minutes of the proceedings of the Audit Committee and the Chair will cause the Secretary to circulate copies of the minutes to each member on a timely basis.

5.        CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

6.        REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

7.        ASSESSMENT

At least annually, the Nomination and Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.        REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Nomination and Governance Committee together with any proposed amendments.

9.        ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Audit Committee may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Audit Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.